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                                                                       Exhibit 1







                                     [LOGO]
                            MAGNA INTERNATIONAL INC.












                             ANNUAL INFORMATION FORM




















                                  MAY 15, 2003



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                             ANNUAL INFORMATION FORM

                                TABLE OF CONTENTS
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                                                                                                                       PAGE
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ITEM 1.  CORPORATE STRUCTURE............................................................................................. 3
ITEM 2.  GENERAL DEVELOPMENT OF THE BUSINESS............................................................................. 3
ITEM 3.  DESCRIPTION OF THE BUSINESS.....................................................................................14
ITEM 4.  SELECTED CONSOLIDATED FINANCIAL DATA............................................................................33
ITEM 5.  MANAGEMENT'S DISCUSSION AND ANALYSIS............................................................................35
ITEM 6.  MARKET FOR SECURITIES...........................................................................................35
ITEM 7.  DIRECTORS AND OFFICERS..........................................................................................35
ITEM 8.  CORPORATE CONSTITUTION..........................................................................................38
ITEM 9.  ADDITIONAL INFORMATION..........................................................................................40
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IN THIS ANNUAL INFORMATION FORM, WHEN WE USE THE TERMS "WE", "US", "OUR",
"COMPANY" AND "MAGNA", WE ARE REFERRING TO MAGNA INTERNATIONAL INC. AND ITS
SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES, UNLESS THE CONTEXT OTHERWISE
REQUIRES. ALL REFERENCES IN THIS ANNUAL INFORMATION FORM TO CALENDAR YEARS ARE
REFERENCES TO OUR FINANCIAL OR FISCAL YEARS ENDING AFTER DECEMBER 31, 1998 AND
ALL REFERENCES TO FISCAL YEARS ARE REFERENCES TO FINANCIAL OR FISCAL YEARS
ENDING ON JULY 31 OF THE YEAR NAMED. ALL REFERENCES TO "$" OR "DOLLARS" ARE
REFERENCES TO U.S. DOLLARS UNLESS OTHERWISE SPECIFIED.


FORWARD-LOOKING STATEMENTS

    The contents of this Annual Information Form contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and Section 27A of the United States Securities Act of 1933. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. In this Annual Information Form, we use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project" , "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to:

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o global economic conditions;                                  o increases in raw materials prices;
o pressure from customers to reduce our prices;                o fluctuations in relative currency values;
o pressure from customers to absorb certain fixed costs;       o unionization activity;
o increased product warranty and product liability risk;       o threat of work stoppages;
o impact of financially distressed sub-suppliers;              o competitive auto parts supply market;
o dependence on outsourcing by automobile manufacturers;       o delays in launching new programs;
o rapid technological and regulatory changes;                  o delays in constructing new facilities;
o increased crude oil and energy prices;                       o changes in governmental regulations; and
o dependence on certain customers and vehicle programs;        o impact of environmental regulations.
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     In evaluating any forward-looking statements in this Annual Information
Form, you should specifically consider the various factors, including those contained under the heading "ITEM 3. DESCRIPTION OF THE BUSINESS -- RISK
FACTORS", which could cause actual events or results to differ materially from those indicated by our forward-looking statements. We do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events or circumstances or otherwise.

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ITEM 1.  CORPORATE STRUCTURE

                                     ISSUER

    We were incorporated under the laws of the Province of Ontario, Canada on November 16, 1961. Our charter documents currently consist of restated articles of incorporation dated July 25, 2001, which were issued pursuant to the BUSINESS CORPORATIONS ACT (Ontario).

                                  SUBSIDIARIES

    A list of our principal subsidiaries as at December 28, 2002 and their respective jurisdictions of incorporation is set forth on Schedule A. Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

ITEM 2.  GENERAL DEVELOPMENT OF THE BUSINESS

                                    OVERVIEW

    Our operations consist of:

    o automotive operations conducted through six automotive systems groups, further segmented between public and wholly-owned automotive systems groups, as well as corporate and other operations; and

    o    non-automotive operations conducted through Magna Entertainment Corp.

AUTOMOTIVE OPERATIONS

    We are the most diversified automotive supplier in the world. We design, engineer and manufacture a complete range of automotive components, assemblies, modules and systems, and engineer and assemble complete vehicles. Our products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. As at December 31, 2002, we employed approximately 70,800 automotive employees and operated 199 automotive manufacturing facilities (including 8 cross-group joint venture facilities), of which 117 are in North America, 70 are in Europe, eight are in Asia and four are in South America, as well as 46 product development/engineering facilities, in 22 countries. Our manufacturing, product development and engineering facilities are organized as autonomous operating divisions under one of six automotive systems groups, three of which are public companies in which we retain a controlling equity stake and three of which are wholly-owned.

    PUBLIC AUTOMOTIVE SYSTEMS GROUPS

    o DECOMA INTERNATIONAL INC. - Decoma designs, engineers and manufactures a variety of automotive exterior components and systems, including fascias (bumpers), front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules, and lighting components. Decoma operates 42 manufacturing, engineering and product development facilities in North America, Europe and Asia.

    o INTIER AUTOMOTIVE INC. - Intier is a global full service supplier and integrator of automotive interior components, systems and modules, including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor and trunk room carpet and acoustics, latching and glass moving systems, system module technologies and electro-mechanical systems. Intier directly supplies most of the major automobile manufacturers in the world through 65 manufacturing facilities (including one joint venture facility with Magna Steyr) and 17 product development, engineering and testing centers (including one joint venture facility with Magna Steyr) in North America, Europe, South America and Asia.

    o TESMA INTERNATIONAL INC. - Tesma is a global supplier of highly-engineered engine, transmission and fuel delivery components, assemblies, modules and systems for cars and light trucks. Tesma operates 23 manufacturing facilities in North America, South America, Europe and Asia, as well as three research centres.



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    WHOLLY-OWNED AUTOMOTIVE SYSTEMS GROUPS

   o MAGNA STEYR - Magna Steyr is the automotive industry's leading assembler of low volume derivative and specialty vehicles for automobile manufacturers and one of the world's most advanced developers and suppliers of complete drivetrain technologies, including four-wheel/all-wheel drive systems as well as axle and suspension modules. Magna Steyr also provides complete vehicle design, engineering, validation, testing and assembly services. Magna Steyr operates eight manufacturing and assembly facilities (including one joint venture facility with Intier) and eight engineering and testing facilities (including one joint venture facility with each of Intier and Cosma) in Europe, North America and Asia.

    o MAGNA DONNELLY - Magna Donnelly is the world's leading producer of automotive mirror systems (by number of units produced) and also supplies modular window systems and handle products, all of which increasingly incorporate electronic capabilities. Magna Donnelly operates 31 manufacturing facilities and four engineering and testing facilities in North America, Europe and Asia. For financial reporting purposes, Magna Donnelly's results are aggregated with those of Cosma in our "Other Automotive Operations" financial reporting segment.

    o COSMA INTERNATIONAl - Cosma manufactures a comprehensive range of metal body systems, components, assemblies and modules. Cosma operates 37 manufacturing facilities and nine engineering and testing facilities in North America and Europe. Cosma's financial results are reported in our "Other Automotive Operations" financial reporting segment.

    In North America, our primary customers are General Motors Corporation, DaimlerChrysler AG and Ford Motor Company, including their respective operating divisions and subsidiaries, as well as certain North American subsidiaries of foreign-based automobile manufacturers, such as BMW, Honda, Isuzu, Mazda, Nissan, Suzuki, Toyota and Volkswagen. North American consolidated production sales accounted for approximately 58% and 61% of our total automotive sales for each of calendar 2002 and calendar 2001, respectively.

    In Europe, our customers include most significant automobile manufacturers, such as DaimlerChrysler (including both Chrysler and Mercedes-Benz), Volkswagen (including its affiliate Audi), BMW, Ford and its European affiliates (Jaguar, Volvo and Land Rover), General Motors and its European affiliates (Opel and
SAAB), Honda, Fiat, Renault and Nissan. Total European consolidated production and assembly sales accounted for approximately 30% and 28% of our total automotive sales for calendar 2002 and 2001, respectively, and have increased, principally through acquisitions and also through internal growth, from $79 million in fiscal 1993 to approximately $3.8 billion in calendar 2002.

    Worldwide sales to DaimlerChrysler, General Motors and Ford represented approximately 29%, 22% and 20%, respectively, of our total consolidated automotive sales in calendar 2002.

    CORPORATE AND OTHER

    Substantially all of our automotive or related real estate is owned through MI Developments Inc., a wholly-owned subsidiary.

    See "ITEM 3. DESCRIPTION OF THE BUSINESS - AUTOMOTIVE OPERATIONS".

MAGNA ENTERTAINMENT CORP.

    In addition to our automotive operations, we conduct certain non-automotive operations through MEC, which is North America's number one owner and operator of thoroughbred racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, two standardbred racetracks, one racetrack which runs both thoroughbred and standardbred meets and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as XpressBet(TM) which permits customers to place wagers by telephone and over the Internet on horse races at up to 70 racetracks in North America. MEC also owns and operates HorseRacing TV(TM), a new television network focused exclusively on horse racing that was launched on the Racetrack Television Network in July
2002. As at December 31, 2002, MEC employed approximately 5,100 employees. MEC's sales accounted for approximately 4% of our total sales in 2002. See "-OPERATING STRUCTURE AND PRINCIPLES - Reorganization" and "ITEM 3. DESCRIPTION OF THE BUSINESS - MAGNA ENTERTAINMENT CORP."

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                    RECENT TRENDS IN THE AUTOMOTIVE INDUSTRY

    A number of trends have had a significant impact on the global automotive industry in recent years, including the:

    o increasing pressure by automobile manufacturers on automotive suppliers to reduce their prices;

    o globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive components suppliers;

    o evolving role of independent automotive components suppliers and their progression up the "value chain";

    o   increasing out-sourcing and modularization of vehicle production;

    o increasing prevalence of lower volume "niche" vehicles built off high volume global vehicle platforms; and

    o growth of North American subsidiaries of foreign-based automobile manufacturers.

    INCREASING PRESSURE ON AUTOMOTIVE SUPPLIERS TO REDUCE THEIR PRICES

    Automobile manufacturers have sought ways in which to reduce their cost of producing vehicles as competition for market share among these automobile manufacturers has become more intense. In addition to seeking cost efficiencies in their own production, marketing and administrative structures, automobile manufacturers have placed enormous pressure on automotive suppliers to reduce the price of the components, assemblies and modules they supply. This price pressure has come in different forms, including through: long-term agreements containing pre-determined price reductions for each year of a vehicle production program; one-time price reduction demands in addition to those contained in any long-term agreement; pressure to absorb more design and engineering costs previously paid for by the automobile manufacturer and to recover these costs through amortization in the piece price of the particular components designed or engineered by the supplier; and pressure to own and/or capitalize tooling and recover these costs through amortization in the price of the components produced by this tooling. In many cases, suppliers bear the risk of not being able to fully recover the design, engineering and tooling costs if vehicle production volumes are lower than anticipated. Automotive suppliers also face additional pricing pressures as a result of various electronic commerce initiatives which facilitate electronic quoting, sourcing and transaction processing.

    GLOBALIZATION AND CONSOLIDATION OF THE AUTOMOTIVE INDUSTRY

    In recent years, the automotive industry has undergone a wave of global consolidation of automobile manufacturers. This globalization can be attributed to several factors, including increasing pressure on automobile manufacturers to reduce costs and achieve greater economies of scale, the expansion of free trade zones between major trading partners in North America, Europe and elsewhere, the accelerated growth of emerging markets, primarily in Asia, and the development of free market economies in Eastern Europe. Some examples of the globalization and consolidation of automobile manufacturers include:

    o the merger of Daimler-Benz and Chrysler and the acquisition by DaimlerChrysler of a significant equity interest in Mitsubishi;

    o the acquisition by Ford of a significant equity interest in Mazda and Ford's acquisition of Jaguar, Volvo, Land Rover and Aston Martin;

    o the acquisition by General Motors of all of the equity of SAAB, the acquisition of equity interests in Fuji Heavy Industries Inc. (the maker of Subaru vehicles), Isuzu and Fiat, the acquisition of an equity interest in a company which owns and operates certain assets of the former Daewoo Motor Company and the development of a relationship with Suzuki;

    o the acquisition by Renault of a significant equity interest in Nissan and the acquisition by Nissan of an equity interest in Renault;

    o the acquisition by Volkswagen of SEAT, Skoda, Bentley, Lamborghini and Bugatti; and

    o   the acquisition by BMW of the "MINI" and the "Rolls Royce" brands.



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    The cost pressures which have resulted in the consolidation of automobile manufacturers have also stimulated the development by automobile manufacturers of global vehicle platforms. In order to achieve economies of scale on a global basis, automobile manufacturers together with their global affiliates and partners have increasingly developed vehicles based on common manufacturing platforms which share many components, including engine and powertrain variations, but have distinct styling, different branding and are produced in different parts of the world. The development of these "world cars" results in significantly reduced design, development and engineering costs and maximizes automobile manufacturers' purchasing power with respect to raw materials and components required in vehicle production.

    The foregoing trends, together with the adoption of just-in-time manufacturing processes and delivery techniques, have fostered the globalization of automotive suppliers. In order to be responsive to the needs of automobile manufacturers, primary or "Tier 1" suppliers are required to have the financial strength, technical capabilities and geographic reach required to support the design, engineering, manufacturing, sales and program support needs of automobile manufacturers in many of the countries in which these manufacturers operate. In addition, as automobile manufacturers have adopted "just in time" manufacturing processes and delivery techniques, Tier 1 suppliers have been required to locate their facilities close to their customers' manufacturing plants in various parts of the world.

    EVOLVING ROLE OF INDEPENDENT AUTOMOTIVE COMPONENTS SUPPLIERS AND THEIR PROGRESSION UP THE "VALUE CHAIN"

    Historically, automotive components suppliers had a relatively limited role in the vehicle development process. Development of a vehicle from concept to production often took seven to eight years, with automobile manufacturers designing and engineering the vehicle as a whole, as well as many of the specific components required to make the vehicle. Automobile manufacturers also performed a significant portion of the quality control testing and component sub-assembly required. The role of their suppliers was limited to manufacturing components in accordance with the design and engineering specifications supplied by automobile manufacturers, which often purchased the same parts from different suppliers, including affiliated component suppliers. The components delivered to the automobile manufacturers often formed part of significant inventories stored by the automobile manufacturers.

    Currently, Tier 1 suppliers are engaged in higher value-added activities which more closely resemble the activities which were traditionally performed by automobile manufacturers. Tier 1 suppliers are increasingly involved at early stages in the design, development and engineering of components and systems and have assumed increased responsibility for sub-assembly work and quality control testing. In some cases, suppliers have assumed responsibility for designing, engineering, developing and assembling complete vehicles.

    INCREASING OUT-SOURCING AND MODULARIZATION OF VEHICLE PRODUCTION

    In recent years, automobile manufacturers have increasingly "out-sourced" their requirements for components, assemblies, modules and systems. The primary factors driving this out-sourcing have been the need by automobile manufacturers to reduce costs, minimize the time required to bring a new vehicle to market, capitalize on the technical and engineering expertise of Tier 1 suppliers and minimize capital expenditures. Additional factors affecting the decision to out-source include the degree of unutilized capacity in automobile manufacturers' manufacturing facilities, restrictions in collective bargaining agreements and the impact of out-sourcing on labour relations.

    The significant cost and competitive pressures faced by automobile manufacturers combined with the expansion in the capabilities of their suppliers and the trend toward out-sourcing has increasingly resulted in automobile manufacturers out-sourcing production of larger assemblies and portions or "modules" of vehicles to their Tier 1 suppliers. This modularization of production enables automobile manufacturers to achieve significant cost savings by taking advantage of their suppliers' lower variable costs, and has had the effect of simplifying the vehicle assembly process as well as reducing the automobile manufacturers' fixed cost investments.

    In order to properly manage the production of out-sourced modules, Tier 1 suppliers have had to expand their capabilities and expertise. For example, module suppliers require program management expertise in order to manage large numbers of sub-suppliers which had previously been managed by automobile manufacturers, as well as extensive logistics capabilities to coordinate just in time deliveries from these sub-suppliers and just in time deliveries to automobile manufacturers. Tier 1 suppliers have also had to develop a broader technical understanding of systems beyond their own products, as well as an understanding of the process of integrating various automotive systems, in order to ensure the proper fit, finish and functioning of the modules supplied by them. As Tier 1 suppliers have successfully managed the challenges posed by modularization, automobile



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manufacturers have begun sourcing increasingly larger, more complex modules
(with increased content and features) as well as management or integration of complete automotive interiors to their most capable suppliers.

    INCREASING PREVALENCE OF LOWER VOLUME "NICHE" VEHICLES BUILT OFF HIGH VOLUME GLOBAL PLATFORMS

    As automobile manufacturers attempt to broaden the range of vehicles they offer, differentiate their products from those of their competitors, expand the number of market segments in which they compete, extend the life of their existing vehicle platforms, respond to lifestyle trends and meet the tastes of consumers, they are increasingly introducing lower volume derivative or niche vehicles. Niche vehicles are new vehicle models which are built off existing vehicle platforms, and usually consist of convertibles, sports cars and/or all-wheel/four-wheel drive sports utility or cross utility vehicles. Automobile manufacturers are also increasingly "refreshing" existing models during the program life and developing model variants with factory-installed performance and styling packages. This trend towards niche vehicles provides certain Tier 1 suppliers who have capabilities which resemble the capabilities of automobile manufacturers with increased opportunities to provide complete vehicle design, engineering and/or assembly services.

    GROWTH OF NORTH AMERICAN SUBSIDIARIES OF FOREIGN-BASED AUTOMOBILE MANUFACTURERS

    North American subsidiaries of foreign-based (primarily Japanese and European) automobile manufacturers have increased their production to approximately 26% of aggregate North American car and light truck production in calendar 2002. Over the next five years these automobile manufacturers are expected to increase their North American production volumes by an additional 6% or 900,000 units per year through the expansion of existing assembly facilities, including a BMW facility in South Carolina and Honda and Mercedes-Benz facilities in Alabama, and the construction of new assembly facilities, including a Hyundai facility in Alabama, a Nissan facility in Mississippi and a Toyota facility in Texas. A number of factors, including the improving quality and cost effectiveness of North American automotive suppliers, currency fluctuations, loosening of the traditional Japanese "keiretsu" supplier relationships and the North American Free Trade Agreement are expected to result in these automobile manufacturers relying on increased out-sourcing to increase the North American content of their vehicles. Accordingly, these automobile manufacturers represent significant growth potential for North American automotive suppliers.

                        OUR AUTOMOTIVE BUSINESS STRATEGY

    In order to capitalize on the previously described trends in the automotive industry, our automotive business strategy is to achieve and maintain a leading global position with all major automobile manufacturers in North America, Europe and Asia as a full service supplier of metal body and structural systems, interior, exterior, mirror and electronics and engine and powertrain modules, with vehicle engineering and assembly, program management and systems integration capabilities. Some of the specific elements to achieve this general strategy are described below.

    o WE SEEK TO CAPITALIZE ON OUR EXISTING CUSTOMER RELATIONSHIPS AND EXPAND RELATIONSHIPS WITH OUR CUSTOMERS, IN ORDER TO INCREASE THE DOLLAR VALUE OF OUR CONTENT PER VEHICLE. We currently possess a major market share in each product area in which we compete and maintain strong relationships with most major automobile manufacturers in North America and Europe and, to a lesser extent, Korea and Japan. As a result of these relationships, we have increased the dollar value of our content per vehicle in North America from approximately $126 in fiscal 1993 to approximately $441 in calendar 2002, and in Europe from approximately $6 in fiscal 1993 to approximately $231 in calendar 2002. We are pursuing new programs and take-over business from our customers, including foreign-based automobile manufacturers with facilities in North America, Europe and Asia, to further increase our market penetration and content per vehicle in these markets.

    o WE INTEND TO LEVERAGE OUR PROVEN EXPERTISE IN COORDINATING THE DESIGN, ENGINEERING, MANUFACTURE, INTEGRATION AND ASSEMBLY OF MODULES IN ORDER TO FURTHER BENEFIT FROM THE TREND TOWARDS INCREASED OUTSOURCING OF LARGER MODULES. Our automotive systems groups are industry leaders in the engineering, development and production of a number of different types of modules, including front and rear end modules, door modules, complete integrated interiors, mirror modules, engine cover modules, all-wheel drive powertrain modules and complete body in white. We intend to continue coordinating our product design, engineering, manufacturing and testing resources, and further refining our logistics, supply chain management, program management and systems integration skills, in order to enable us to supply a larger number of increasingly complex modules. We also plan to continue fostering cross-group cooperation on modules in order to maximize our content in each module we supply.


    o WE PLAN ON MAINTAINING A CONSERVATIVE BALANCE SHEET AND EXPLOITING OUR RELATIVE FINANCIAL STRENGTH TO ACQUIRE NEW TECHNOLOGIES AND STRATEGIC ASSETS, AS WELL AS TO PURSUE NEW PROGRAMS. We maintain a strong balance sheet, with little



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        debt and significant cash reserves, as well as strong cash flow. We intend to take advantage of these financial resources to acquire new technologies and strategic assets that complement our current portfolio of automotive technologies or expand our product breadth or assets, provided that any such acquisition furthers our overall business strategy and enhances our long-term earnings growth. In addition, our financial strength provides us with the ability to pursue new programs from automobile manufacturers as well as takeover business from competitors.

    o WE INTEND TO MAINTAIN A STRONG FOCUS ON TECHNOLOGY-DRIVEN GROWTH. We believe that one of the cornerstones of our past success has been our commitment to research, development and technological innovation. This commitment is enshrined in our Corporate Constitution, which requires us to allocate a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) to research and development annually. Our focus on utilizing new technologies and processes in the development of a wide range of proprietary products has accounted for much of our strong financial performance over the past number of years. Our focus on technology has also assisted us in withstanding some of the intense pricing pressures faced by automotive suppliers since innovative products often merit a price premium. We intend to maintain our focus on technology-driven growth and our commitment to research, development and technological innovation in order to maintain our leading position in a number of product categories and remain in a position to offer our customers a competitive advantage through our technology.

    o WE PLAN TO CONTINUE TO INVEST IN TECHNICAL SKILLS TRAINING AS WELL AS TRAINING FOR OUR MANAGERS AND EMPLOYEES. We believe that the most successful companies are those which are most successful at attracting, retaining and motivating skilled and entrepreneurial employees and management. We believe that we have one of the most skilled labour pools in the industry, particularly tool and die makers, as well as automotive technicians and engineers. We intend to continue expanding this pool of skilled employees and managers as a source of significant competitive advantage, and providing extensive training through apprenticeships, technical training centres and management training centres.

    o WE INTEND TO CONTINUE PROMOTING OUR ENTREPRENEURIAL CULTURE. We have developed an entrepreneurial culture based on key principles such as functional decentralization, which we believe increases flexibility, customer responsiveness and productivity, as well as profit-based compensation programs, which more directly align the interests of our employees and shareholders. We believe that our operating principles and culture have formed one of the cornerstones of our past success and we intend to continue promoting them to help achieve continued success in the future.

                      OVERVIEW OF THE HORSE RACING INDUSTRY

    RECENT HISTORY

    The horse racing industry is a highly fragmented industry with relatively few high-quality racetracks and relatively few operators owning more than two facilities. Over the past 20 years, live attendance at horse racetracks in the United States has declined substantially due to a number of factors, including the growth in off-track wagering; increased competition from other forms of gaming and leisure entertainment; the attrition of the racing industry's traditional customer base; the lack of, or deterioration in, the quality of live racing events at many racetracks; and the inability of racetrack operators to broaden the appeal of wagering on horse racing. Declines in live attendance have resulted in an overall decline in the amount of money wagered on live horse racing, which has exacerbated the problem of producing high-quality live wagering events and in developing entertaining racetrack facilities. In the early 1990s, the introduction of off-track and inter-track wagering became more prevalent and reversed the decline in the total amount of dollars wagered on horse racing. The rise of off-track and inter-track wagering has resulted in a significant increase in total industry revenues, and the creation of larger pools of wagers on horse races at certain racetracks. This has more than offset the decline in live on-track wagering due to declining live attendance. The larger pools of wagers have produced larger purses, which have resulted in higher-quality racing events and an increased interest in horse racing and pari-mutuel wagering. Subsequently, the financial performance of many of the premier racetracks in the United States has improved.

    THE GROWTH IN OFF-TRACK AND INTER-TRACK WAGERING

    Pari-mutuel wagering on thoroughbred horse racing in the United States increased from approximately $9.4 billion in 1990 to approximately $15.1 billion in 2002, according to The Jockey Club. This increase resulted primarily from the growth of off-track and inter-track wagering, which has grown by approximately 50.1% from approximately $8.7 billion in 1996 to approximately $13.0 billion in 2002. Simulcasting live racing events to off-track and inter-track venues has been facilitated by technological advances and the introduction of legislative changes.




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                      OUR NON-AUTOMOTIVE BUSINESS STRATEGY

    All of our non-automotive operations are conducted through MEC. MEC intends to grow and develop its racetrack and pari-mutuel wagering business further by:

    o CONTINUING TO INTEGRATE ITS ACQUISITIONS BY EMPLOYING "BEST PRACTICE" IMPROVEMENTS AT ITS RACETRACKS. Through its acquisitions, MEC owns what it believes are some of the highest quality thoroughbred racetracks in North America, as measured in terms of total handle, average daily attendance and average daily wagering both on and off-track. MEC believes that the increased scale and integration of its racetrack operations and related wagering operations will afford it the opportunity to both grow MEC's revenues and achieve significant scale and increased synergies. MEC intends to improve the quality of the live racing experience by upgrading and expanding the infrastructure of its properties in order to attract the best available horses, trainers and jockeys.

    o EXPANDING THE DISTRIBUTION OF MEC'S LIVE RACING. MEC currently distributes its live racing to inter-track and off-track venues in the United States, Canada, Mexico, the Caribbean and the United Kingdom. MEC believes that, subject to applicable regulation, significant opportunities exist to expand the distribution of its content through the further development of MEC's simulcasting operations and its XpressBet(TM) internet and telephone account wagering business, as well as the development of new forms of account wagering, including interactive television in the United States. Since MEC's HorseRacing TV(TM) is currently shown only on cable in the Western Pennsylvania and San Diego, California areas and on Racetrack Television Network
        (RTN), a subscription-based, direct to home satellite channel part-owned by MEC which is focused exclusively on horse racing, MEC is in discussions with U.S. cable and satellite operators with the goal of achieving broader distribution.

    o FURTHER DEVELOPING AN INTEGRATED BRANDING AND MARKETING STRATEGY. MEC intends to combine the racing content owned by it, and possibly the racing content from racetracks not owned by it, and market this content under MEC's brand name. MEC believes that aggregating this content would offer pari-mutuel wagering venues that import MEC's content greater convenience and lower operating costs, while offering customers at their facilities access to more racing content, including signals that the venue operators may not have purchased as stand-alone products. MEC believes that packaging its product this way will increase the exposure of its smaller racetracks.

    o IMPROVING THE QUALITY OF THE ENTERTAINMENT EXPERIENCE AT MEC'S RACETRACKS AND OFF-TRACK BETTING FACILITIES. MEC believes that the horse racing industry does not currently reach a large portion of its potential customer base. MEC is attempting to increase attendance at its racetracks and broaden the appeal of horse racing by developing higher-quality racetrack facilities with a wider variety of amenities. MEC will seek to enter into joint venture arrangements with strategic partners to develop leisure and entertainment-based real estate projects on land surrounding, or adjacent to, certain of its premier racetracks. Such developments could include retail shopping facilities, restaurants, hotels and entertainment projects. Subject to regulatory approval, these developments may also involve the integration of other gaming operations, such as video lottery terminals or similar gaming devices.

    o OBTAINING BROADER DISTRIBUTION OF HORSERACING TV(TM). MEC believes that broad television distribution will help increase future interest in horse racing and attract additional wagering customers. At present,

        HorseRacing TV(TM) is carried on cable in the Western Pennsylvania and San Diego, California areas, as well as on RTN. In the effort to broaden the audience, reach and appeal of horse racing and wagering thereon, MEC is pursuing carriage agreements with other cable and satellite operators which could package the network with other digital sports programming sold to their subscribers.

    o SELECTIVELY ACQUIRING AND DEVELOPING ADDITIONAL STRATEGIC RACETRACKS AND RELATED ASSETS. MEC will selectively pursue the acquisition and development of strategically important, geographically diverse racetracks and related operations in order to increase its ownership of live racing content. MEC intends to simulcast this content to other pari-mutuel wagering venues and to increase both the number of days in the year and hours in the day that it offers wagering on live and simulcast races.

                       OPERATING STRUCTURE AND PRINCIPLES

    DECENTRALIZATION

    We follow a corporate policy of functional and operational decentralization, which we believe increases flexibility, customer responsiveness and productivity. Our operating structure contains three levels of management - divisional management, automotive systems group management and our executive management. Our manufacturing and assembly operations are conducted through divisions, each of which is an autonomous operating unit and profit centre under the authority of a general manager. The general manager of each division has the discretion to determine rates of pay, hours of work, sources of supply and contracts to be performed, within the framework of our Corporate Constitution and our Employee Charter. All of our divisions are organized along global product lines under one of the six global automotive systems groups discussed above under "ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS - OVERVIEW - Automotive Operations". The management of each of our automotive systems groups is responsible for coordinating product development, finance and marketing as well as maximizing manufacturing efficiencies in the divisions comprising the group. Each group interfaces with customers and provides assistance and advice to its respective divisions. Our executive management coordinates advanced systems development and manufacturing, ensures customer satisfaction and interfaces with the investment community. Our executive management is also responsible for our long-term strategic planning and future growth, as well as monitoring the performance of group management.

    SPINCOS

    In furtherance of our commitment to decentralization, in 1982 our shareholders approved our "spinco" policy of developing our operating groups into self-sufficient public companies. The objective of this spinco policy was to establish one or more of our operating groups as separate public corporations or "spincos" over a period of time, while we remained as a major shareholder. Guidelines to implement our spinco policy were approved by our shareholders at our Annual and Special Meeting of Shareholders held on December 10, 1987. Under these guidelines, each spinco must have a corporate constitution and share structure similar to ours and be comprised of independent operating units which are supported by the spinco's operations, marketing and financial management resources and executive management. Our role is to provide operations, technical, marketing and financial management and other services from time to time to each spinco for an agreed upon affiliation fee. Management and employees of each spinco are to be provided an opportunity and encouraged to invest in the equity of such spinco through compensation and profit incentive programs similar to ours. In addition, to the extent practicable, our shareholders and employees of each spinco will be provided an opportunity to invest in the initial public offering of each spinco. We created our first spinco when Tesma completed an initial public offering on July 31, 1995. Decoma subsequently completed its initial public offering on March 2,1998 and Intier completed its initial public offering on August 9, 2001. We continue to evaluate the possibility and potential timing of the spin-off of additional operations, including our Magna Steyr and Magna Donnelly automotive systems groups.

    Our management believes that the establishment of Tesma, Decoma and Intier as separate companies has facilitated, and for future spincos will facilitate, access to external capital markets, which may be required to enable Tesma, Decoma, Intier and other future spincos to take advantage of the anticipated increased outsourcing by automobile manufacturers and to allow each of these groups to take full advantage of the corporate policies and principles which have been the cornerstone of our past growth and success.

    REORGANIZATIONS

    In recent years, we have completed a series of corporate reorganizations intended to organize our automotive business along global product lines, align our non-automotive operations under MEC and align substantially all of our automotive real estate under MI Developments. For example, between 1998 and 2002, we transferred substantially all of our directly and indirectly owned real estate and non-automotive assets to MI Developments. Further to a commitment made to our shareholders in calendar 1998, we established the company now known as MEC in order to hold all of our non-automotive assets (including non-automotive real estate). We subsequently established MEC as a separate public company in March 2000 by distributing approximately 20% of its Class A Subordinate Voting Stock by way of special stock dividend to holders of our Class A Subordinate Voting Shares and Class B Shares. In January 2001, we sold the assets of our Magna Exterior Systems group and the shares of Decoma Exterior Trim Inc. to Decoma in order to align all of our automotive exterior operations under Decoma. In February 2001 we reorganized our automotive operations into five global automotive systems groups and we completed the spin-off of Intier shortly thereafter in July 2001 (see "- RECENT DEVELOPMENTS IN OUR BUSINESS - Creation of Global Automotive Systems Groups"). Following the completion of the acquisition of Donnelly Corporation in October 2002 (see "- RECENT DEVELOPMENTS IN OUR BUSINESS - Strategic Acquisitions and Divestitures"), we completed a reorganization of our existing and acquired mirrors operations in order to create a sixth automotive systems group, Magna Donnelly.

    OPERATING PRINCIPLES

    We are committed to a number of operating principles, including employee equity participation and profit sharing, incentive-based management compensation and an employee charter. See "ITEM 3. DESCRIPTION OF THE BUSINESS - HUMAN RESOURCES".

                       RECENT DEVELOPMENTS IN OUR BUSINESS

    CREATION OF GLOBAL AUTOMOTIVE SYSTEMS GROUPS

    In order to respond to the globalization of the automotive industry and diversify our customer and product base, we developed and implemented a European expansion strategy beginning in fiscal 1994. To assist in implementing this strategy, Frank Stronach, our Chairman, moved to Europe during fiscal 1994 and agreed through Stronach & Co., a Swiss partnership in which Mr. Stronach is the general partner, to provide business development and consulting services to our European and other affiliates and to develop and coordinate global strategies, identify and evaluate potential acquisitions, business alliances and technologies, develop and recruit technical management for deployment throughout our worldwide operations, implement our successful operating principles outside North America, enhance our good relations with foreign automobile manufacturers and governments and further develop our international presence. Stronach & Co. and Mr. Stronach continue to provide business development and consulting services to our European and other affiliates pursuant to agreements which expire on December 31, 2003. As a result of these initiatives, we significantly expanded our operations outside of North America between fiscal 1994 and calendar 1999 by acquiring 51 manufacturing facilities in Europe. This European expansion strategy has enabled us to replicate our North American product offering in Europe and has resulted in the increase of our European consolidated production and assembly sales from $79 million in fiscal 1993 to approximately $3.8 billion in calendar 2002.

    In February 2001, we initiated a reorganization with the aim of consolidating our operations and aligning our automotive products under one of five global automotive systems groups focussed on providing large vehicle modules and systems in each key vehicle area. At the same time, our Board of Directors, acting on the basis of a report and recommendations of a special committee of members of our Board of Directors, approved the creation and spin-off of our interior systems group as well as the spin-off of our previously formed Magna Steyr group, subject to market conditions. Our interior systems group was created by reorganizing our former Atoma Closure and Electronic Systems, Magna Seating Systems and Magna Interior Systems groups into a single group which is now known as Intier Automotive Inc. Our Magna Steyr group had been formed in November 2000 through the combination of the vehicle engineering and assembly operations conducted through our Steyr-Daimler-Puch group of subsidiaries with the powertrain operations conducted through our Steyr Powertrain subsidiaries.

    On August 9, 2001, we completed the spin-off of Intier by way of an initial public offering of 5,476,191 of its Class A Subordinate Voting Shares. These shares were offered for sale in both Canada and the United States, at a price per share of Cdn.$21.00 and U.S.$13.72 (the approximate U.S. dollar equivalent of Cdn.$21.00 on July 30, 2001), respectively. Intier's Class A Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "IAI.A" and quoted on the NASDAQ National Market under the trading symbol "IAIA". The gross proceeds of the initial public offering of Intier Automotive's Class A Subordinate Voting Shares were approximately Cdn.$115,000,000.

    In October 2002, we added a sixth automotive systems group, Magna Donnelly, by combining our existing mirrors operations with those acquired through the acquisition of Donnelly Corporation. For financial reporting purposes, Magna Donnelly's results are aggregated with those of Cosma in our "Other Automotive Operations" financial reporting segment. See " - Strategic Acquisitions and Divestitures".

    NEW PRODUCTS AND TECHNOLOGIES

    We believe that a significant portion of our internally generated product growth in recent years has been due to our design and engineering capabilities and product innovation, which generally results in complex and highly engineered products which generate better returns than commodity-type products. This product innovation has resulted in the introduction of a number of significant automotive products and technologies in recent years, including:

Automotive Systems Group                      Recent Product and Technology Innovations
-------------------------------------------------------------------------------------------------------------------------
Decoma International Inc.                     o  new window surround module that incorporates a sealing system and exterior trim pieces in a single, easy-to-assemble module
                                              o  lightweight and technologically advanced running boards

Intier Automotive Inc.                        o  new membrane seat technology which is thinner and more comfortable than traditional seating products
                                              o  integrated bulkhead module which integrates a number of different components into one major sub-assembly

Tesma International Inc.                      o  engine front cover module
                                              o  complete clutch pack assemblies
                                              o  cap-to-tank refuelling system

Cosma International                           o  rear axle assembly incorporating shock tower within the frame and using hydroformed and stamped components
                                              o  aluminum chassis system

Magna Donnelly                                o  exterior and interior electrochromic mirrors with solid SPM-TM- technology
                                              o  mirrors capable of simultaneously displaying compass direction and exterior temperature
                                              o  PanoramicVision-TM-, BabyVue-TM-, ReversAid-TM- and ChatBack-TM- camera vision systems

Magna Steyr                                   o  Dynamic Compound Axle suited for SUVs, vans and luxury pick-up trucks
                                              o  liquid hydrogen fuel storage system, being developed in conjunction with BMW
                                              o  highly-engineered and precision-manufactured transfer cases and power take-off units

    See "ITEM 3. DESCRIPTION OF THE BUSINESS - AUTOMOTIVE OPERATIONS" below.

    STRATEGIC ACQUISITIONS AND DIVESTITURES

    In July 2002, Magna Steyr completed the purchase from DaimlerChrysler of the Eurostar vehicle assembly facility, located in Graz, Austria. This acquisition doubled Magna Steyr's vehicle assembly capacity to approximately 200,000 vehicles per year. The purchase price for the Eurostar facility was satisfied by payment of Euros 90 million in cash on closing, with an additional Euros 20 million in cash in September 2002.

    In October 2002, we completed the acquisition of Donnelly Corporation, which was the second largest global supplier of exterior and interior mirrors to the automotive industry, for total consideration of $287 million (net of cash acquired) plus the assumption of approximately $102 million of interest-bearing debt. As a result of the transaction, each outstanding share of Donnelly was exchanged into 0.459 of one of our Class A Subordinate Voting Shares. An aggregate of approximately 5.3 million of our Class A Subordinate Voting Shares were issued in connection with this transaction. Upon the completion of the acquisition, our combined mirrors operations began operating under the name Magna Donnelly.

    In April 2003, Decoma completed the purchase of the automotive lighting operations of Federal-Mogul Corporation for a purchase price of $2.25 million plus an amount in respect of inventory. The operations purchased consist of a plant in Matamoros, Mexico, a distribution centre in Brownsville, Texas, an assembly plant in Toledo, Ohio and certain contracts and equipment at a plant in Hampton, Virginia.

    In the future, we will increasingly focus on developing and acquiring new technologies and strategic assets that complement our current portfolio of automotive technologies or expand on product breadth or assets, provided that any such acquisition furthers our overall automotive business strategy and enhances our long-term earnings growth. Although expansion will primarily be through greenfield operations designed to support customer programs in North America and Europe, we will continue to examine opportunities to acquire strategic businesses which have leading-edge automotive technologies that complement, enhance or add to our expanding technological base and to enter into joint ventures to achieve this objective. We analyse all potential acquisitions and other capital investments using strict return on funds employed criteria in order to maximize shareholder returns and generate strong earnings growth.

    MEC made a number of strategic acquisitions in calendar 2002. In October 2002, MEC acquired the operations and related assets of Lone Star Park at Grand Prairie, a thoroughbred and quarter horse racetrack near Dallas, Texas. The consideration included a cash purchase price of $79 million (net of cash acquired). In November 2002, MEC completed the acquisition of a controlling interest in Pimlico Race Course and Laurel Park, which operate under the name The Maryland Jockey Club for total consideration including transaction costs of $85 million (net of cash acquired). In addition, in June 2002, MEC entered into an agreement to acquire the shares of Flamboro Downs Holdings Limited, the owner and operator of the Flamboro Downs standardbred racetrack in Hamilton, Ontario for a purchase price, net of cash, of $56 million. MEC subsequently completed its acquisition of Flamboro Downs on April 16, 2003.
In addition to its standardbred racetrack, Flamboro Downs also has a gaming floor with 750 slot machines.

    FINANCING AND SECURITIES TRANSACTIONS

    On April 10, 2002, MEC completed the public offering of 23 million shares of its Class A Subordinate Voting Stock at a price per share of $6.65 in the United States, or Cdn.$10.60 in Canada, for gross proceeds of approximately $153 million. On May 1, 2002, MEC entered into an agreement with respect to a $75.0 million senior, unsecured revolving credit facility. On October 11, 2002, MEC entered into an amending agreement to increase this facility from $75.0 million to $100.0 million. The credit facility has a term of one year, which expires on October 10, 2003, and may be extended, with the consent of both parties. Under the terms of the agreement, the amount available under the credit facility was reduced to $50.0 million on April 30, 2003. On December 2, 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of MEC Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustments under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC's option, under certain conditions on or after December 21, 2005.

    In April 2002, we extended until April 2003 a revolving credit facility with a syndicate of Canadian, U.S. and European banks. We also reduced the facility from Cdn.$900 million to Cdn.$500 million due in part to the spin-off of Intier and the corresponding establishment by Intier in September 2001 of a $385 million three-year unsecured credit facility with a syndicate of nine lenders. Our credit facility is unsecured, except for certain internal cross-guarantees. We recently further extended this credit facility until April 2004.

    On June 6, 2002 we redeemed all of our outstanding 4.875% Convertible Subordinated Debentures due 2005. The redemption price, inclusive of accrued and unpaid interest was $1,015.0313 per $1,000 principal amount of debentures, which was paid by the issuance of 13.6477 of our Class A Subordinate Voting Shares per $1,000 principal amount of debentures. An aggregate of $451 million principal amount of debentures were redeemed on the redemption date and an aggregate of 6,155,863 of our Class A Subordinate Voting Shares were issued in satisfaction of the redemption price. Holders of an aggregate $29 million principal amount of debentures had converted their debentures at various times prior to the redemption date into an aggregate 389,719 of our Class A Subordinate Voting Shares.

    On July 18, 2002, Tesma completed the sale of 2,850,000 of its Class A Subordinate Voting Shares from treasury at a price of Cdn.$35.15 per share for gross proceeds of approximately Cdn.$100 million. The proceeds of Tesma's offering were used for general corporate purposes.

    On March 27, 2003, Decoma completed an offering of Cdn.$100 million aggregate principal amount of 6.5% convertible unsecured subordinated debentures due March 31, 2010 to a syndicate of underwriters led by CIBC World Markets Inc. and including RBC Capital Markets, BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, National Bank Financial Inc. and Scotia Capital. The debentures bear interest at 6.5% per annum and will be convertible, at the option of the holder, at any time prior to maturity or redemption into Class A Subordinate Voting Shares of Decoma at a conversion price of Cdn.$13.25 per share, which is equal to a conversion rate of 75.4717 Class A Subordinate Voting Shares per Cdn.$1,000 principal amount of debentures. Decoma may not redeem the debentures prior to March 31, 2007. From March 31, 2007 to March 31, 2008 the debentures will be redeemable provided that Decoma's Class A Subordinate Voting Shares are then trading at not less than 125% of the conversion price, and thereafter will be redeemable at par (plus accrued and unpaid interest).

ITEM 3.  DESCRIPTION OF THE BUSINESS

   Our operations are segmented into our Automotive Operations segment, which is further subdivided into publicly traded and wholly-owned automotive systems groups as well as corporate and other operations; and our Non-Automotive Operations segment, conducted through MEC.

                              AUTOMOTIVE OPERATIONS

    Our automotive operations are conducted through manufacturing, engineering and product development facilities which are organized as autonomous operating divisions under one of six automotive systems groups. Three of our automotive systems groups are publicly traded companies in which we retain a controlling equity interest and three of our automotive systems groups are currently wholly-owned. Our automotive operations also consist of corporate and other operations, which include substantially all of our wholly-owned automotive real estate as part of our "Corporate and Other Operations" financial reporting segment.

    PUBLIC AUTOMOTIVE SYSTEMS GROUPS

    Our public automotive operations consist of three publicly traded subsidiaries, as follows:

    o     Decoma International Inc.;

    o     Intier Automotive Inc.; and

    o     Tesma International Inc.

    DECOMA INTERNATIONAL INC.

    Decoma is a leading global manufacturer and Tier 1 supplier of automotive exterior components and systems for cars and light trucks. Decoma employs approximately 14,000 employees in 42 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic. Decoma's Class A Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "DEC.A" and are listed and quoted on the Nasdaq National Market under the trading symbol "DECA". In calendar 2002, Decoma's sales were approximately $2.125 billion, representing approximately 17% of our consolidated automotive sales in that year.

    Decoma's main product segments are:

    o     fascias (bumpers);

    o     front and rear end modules;

    o     plastic body panels;

    o     exterior trim components and systems;

    o     greenhouse and sealing systems;

    o     roof modules; and

    o     lighting components.

    Within these product segments, Decoma possesses a full range of manufacturing capabilities to produce tools, dies and molds to support parts production and for sale to third parties. Decoma uses molding technologies such as structural reaction injection, reaction injection, injection, compression and thermoset molding. Decoma's metal forming processes include metal stamping, roll forming, tube forming and stretch bending, while its extrusion processes include co-extrusion as well as thermoset and thermoplastic extrusion. Decoma also employs a number of finishing processes, including painting, hardcoating, chrome plating and anodizing.

    In addition to its principal manufacturing operations, Decoma designs, engineers, manufactures, assembles and installs spoilers, rocker panels, splash guards and air dams. In this product area, Decoma also performs in-line vehicle system assembly work (consisting of installation of cladding, rocker panels, spoilers, wheel flares, running boards, exhaust tips, striping decals, light bars, tonneau covers, fascias, body side moldings, bed liners, hood deflectors and grilles) primarily for General Motors and DaimlerChrysler specialty vehicle production programs.

    Decoma has a diversified customer base that spans the major automotive markets of North America and Europe. In North America, Decoma's primary customers are the various North American operating divisions and subsidiaries of Ford, General Motors, DaimlerChrysler, Honda, Nissan and Toyota. In Europe, Decoma's customers include the European operating divisions and subsidiaries of DaimlerChrysler, the Volkswagen group, Ford, Rover, General Motors, BMW, Volvo Truck, Renault, MAN Truck, PSA Peugeot-Citroen, Toyota and Honda. Decoma's largest production programs in 2002 include the Ford Explorer program and the DaimlerChrysler Intrepid/300M/Concorde and the Sebring/Stratus programs in North America and the Mercedes Benz C Class, Ford Mondeo and Opel Vectra programs in Europe.

    Decoma owns minority interests in two joint ventures - Bestop, Inc. and Modular Automotive Systems, L.L.C. Bestop is a leading North American Tier 1 supplier of fabric tops, related framing systems and accessories for automobile manufacturers and aftermarket applications (principally sport utility vehicles). Decoma owns a 40% equity interest in Bestop and manages its operations, while we own the remaining 60% equity interest. Bestop supplies the aftermarket and also supplies automobile manufacturers, which include DaimlerChrysler, CAMI, Suzuki, Isuzu, Toyota and Ford, from manufacturing facilities located in the State of Colorado. Modular Automotive Systems is a Michigan-based minority controlled sequencing and sub-assembly operation which is certified as a minority business enterprise under the certification guidelines of the Michigan Minority Business Development Council. Decoma owns a 40% equity interest in Modular Automotive Systems, while Hollingsworth Logistics Group, L.L.C. owns the remaining 60% equity interest in Modular Automotive Systems and maintains management control of it. Modular Automotive Systems provides sequencing and sub-assembly services to a number of automobile manufacturers on a minority credit basis.

    Decoma's operations have grown significantly in recent years through several strategic acquisitions. In January 2001, we sold the assets of our Magna Exterior Systems group and the shares of Decoma Exterior Trim, Inc. not already owned by Decoma to Decoma as part of the creation of our automotive systems groups. As well, in September of 2001, Decoma purchased the automotive lighting business of Autosystems Manufacturing, thereby adding an important new product group to Decoma's overall exterior product mix and enhancing Decoma's overall module capability. Decoma's automotive lighting business was further enhanced by the acquisition of Federal-Mogul Corporation's automotive lighting business in April 2003. See "RECENT DEVELOPMENTS IN OUR BUSINESS - Strategic Acquisitions and Divestitures" above.

    INTIER AUTOMOTIVE INC.

    Intier is a global full-service supplier of automotive interior and closure components, systems and modules for cars and trucks. Intier employs approximately 22,500 employees at 65 manufacturing facilities (including one joint venture facility with Magna Steyr) and 17 product development, engineering and testing centres (including one joint venture facility with Magna Steyr and one multi-group facility), in Canada, the United States, Mexico, Brazil, Germany, Austria, the United Kingdom, France, Spain, Italy, Belgium, Poland, the Czech Republic and China. Intier's Class A Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "IAI.A" and are listed and quoted for trading on the Nasdaq National Market under the trading symbol "IAIA". In calendar 2002, Intier's sales were approximately $3.862 billion, representing approximately 31% of our consolidated automotive sales in that year.

    Intier's main product segments are:

    o     complete cockpit systems;                            o    seat hardware and mechanisms;

    o     sidewall systems;                                    o    latching systems;

    o     overhead systems;                                    o    glass moving systems;

    o     complete seat systems;                               o    system module technologies; and

    o     floor and trunk room carpet and acoustics;           o    electro-mechanical systems.

    Intier employs a number of different technologies in its operations. For example, seating and seating components are manufactured using both traditional "cut & sew" technology and Intier's patented Mold-In-Place(TM) technology. Manufacturing methods for cockpit and sidewall systems include low pressure and injection molding, compression of wood fibre, vacuum forming, slush molding and spray urethane.

    Intier's primary customers include DaimlerChrysler, Ford and General Motors and their respective operating divisions and subsidiaries, however it also supplies products to a number of other automobile manufacturers, including BMW, Volkswagen, Fiat, Nissan, Honda and Toyota. Examples of some of Intier's current programs include the complete seating system and power sliding door and liftgate for the DaimlerChrysler minivan; the complete seating system, door panels, overhead system and other interior trim for the Ford Escape/Mazda Tribute sport utility vehicles; the cockpit module, door panels and interior trim for the BMW MINI; and the instrument panel and overhead system for the Cadillac CTS.

    As a result of the wide range of interior components, modules and systems that Intier produces, combined with its engineering and program management capabilities, Intier was selected by General Motors to manage, design and produce the complete seats, instrument panels and overhead system for the Chevrolet Equinox and has been named as the interior integrator for the next generation GM small car platform (which includes production contracts), each of which is anticipated to commence production in 2004. Intier was also named as the complete interiors integrator for the next generation of General Motors' full size line of sport utility vehicles, excluding seats. In addition, Intier will produce complete interiors for the BMW 6-series and will be supplying the complete seats and other trim for the new Ford Freestar/Mercury Monterrey minivan. As previously announced, Intier was named as the interiors integrator and program manager for the General Motors future full size line of sport utility vehicles. As part of this award, Intier anticipates that it will be awarded a significant amount of interiors business, including overhead system and other interior trim, on both the full-size line of pick-up trucks and sport utility vehicles in addition to its integration responsibilities for the sport utility vehicles. Intier will not be supplying the up-level door panels for this program.

    Intier participates in a number of joint ventures created to facilitate its entry into new markets and the exchange of technical know-how and other intellectual property and to expand its product and engineering expertise as well as its customer base. Intier owns a 50% interest in each of the following joint ventures:

    o the Bloomington-Normal Seating Company joint venture with Namba Press Works Co., Ltd., which manufactures complete seating systems in Illinois for Mitsubishi/DaimlerChrysler joint venture;

    o the Shanghai Lomason Automotive Seating Company joint venture with Shanghai Jiao Yun Co. Ltd., which manufactures seat frames, metal stampings and complete aftermarket seats in China;

    o GRA-MAG Truck Interior Systems, L.L.C., a joint venture with Grammar AG, which supplies seating systems to the North American medium and heavy-duty truck market;

    o the Magna Kansei joint venture with Calsonic-Kansei Corporation in the United Kingdom, which supplies Nissan U.K. with instrument panels, consoles and glove boxes using injection molding technology;

    o the Advanced Car Technology Systems (ACTS) joint venture with Magna Steyr in Germany, which provides full vehicle testing and simulation services to Intier, Magna Steyr and third parties; and

    o the Uniport joint venture in France with Magna Steyr, which supplies complete door and tailgate modules for the DaimlerChrysler Smart Car.

    In addition to the joint ventures referred to above, Intier has a 24.5% equity interest in a manufacturing facility in Texas, which laminates seating and other fabrics for Intier and other customers. Intier also has an agreement with Magna in which Intier has the option to purchase and Magna has the right to require Intier to purchase Magna's 32% equity interest in Camaco L.L.C., for a purchase price of $1.00. Camaco L.L.C. is a registered minority supplier of seat frames with operations located in Columbus, Nebraska and Marianna, Arkansas and a sales and engineering office in Novi, Michigan. Camaco L.L.C. supplies seat frames to Intier as well as several of its competitors. Intier also has a 45% interest in Dakkota L.L.C., a joint venture with Rush Group L.L.C. (a certified minority supplier). Dakkota is responsible for providing sequencing, logistics management and assembly services with respect to several programs (including the Cadillac CTS) under which Intier is manufacturing and supplying certain interior products.

    TESMA INTERNATIONAL INC.

    Tesma is a global manufacturer and Tier 1 supplier of engine, transmission and fuel delivery components, assemblies, modules and systems for cars and light trucks. Tesma employs over 4,900 employees in 23 manufacturing facilities located in Canada, the United States, Germany, Austria, South Korea and Brazil, and three research and development centers located in each of Tesma's Engine, Transmission and Fuel Technologies groups. Tesma's Class A Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "TSM.A" and are listed and quoted on the NASDAQ National Market under the trading symbol "TSMA". In calendar 2002, Tesma's sales were approximately $926 million, representing approximately 7.5% of our consolidated automotive sales in that year.

    On a product basis, Tesma operates in three technologies groups as follows

    o Engine Technologies - including: accessory and timing belt drive tensioner products and systems, overrunning alternator decoupler assemblies; steel, phenolic (plastic) and aluminum pulleys for virtually all engine applications (crankshafts, alternators, power steering pumps, air conditioning compressors and water pumps); torsional vibration dampers and other vibration attenuation devices; aluminum die cast and precision machined oil pans, cam covers and engine front cover plates; cooling system cross-over tubes, injection molded water outlet assemblies and thermostat housings; engine oil and water pump systems; and, most recently, engine balance shaft assemblies;

    o Transmission Technologies - including: flexplates (both one- and two-piece designs); die-formed/flow-formed/cast and machined transmission clutch housings; stamped and assembled transmission oil pans; aluminum die cast and machined case extensions; fineblanked products; clutch hubs, pistons, damper plates, reaction shells, shift detent plates and other transmission components; torque converter damper plate assemblies; transmission oil pumps; servo piston and accumulator assemblies; and, most recently, various components for continuously variable transmission applications; and

    o Fuel Technologies - including: traditional automotive caps (fuel, radiator, coolant reservoir and oil); fuel filler inlet assemblies; vapour recovery valves/systems; filler and vent tubes; thin-walled, stainless steel "cap-to-tank" fuel filler modules; and, most recently, stainless steel fuel tank assemblies.

    Tesma employs a wide variety of different manufacturing capabilities and processing technologies in its operations, many of which are used across multiple product groups. Tesma's current capabilities include metal die-forming, flow-forming, stamping and spinning, synchronous roll-forming, die-spline rolling, precision-heavy stamping, fineblanking, steel tube bending and end-forming, hydro-forming, stainless steel plasma welding, aluminum die casting, gravity casting and precision machining, plastic injection molding, including plastic welding, and automated assembly. Using these metal, aluminum and plastic processing technologies, Tesma is able to engineer and supply unique components, assemblies and modules that offer performance, weight, cost and packaging advantages in each of its engine, transmission and fuel technologies product areas.

    Although Tesma is principally a supplier to automobile manufacturers in North America and Europe, it has a diversified worldwide customer base that spans each of the four major automotive markets - North America, Europe, Asia Pacific and South America. Tesma's primary customers in North America are General Motors, Ford and DaimlerChrysler, including their respective operating divisions and subsidiaries, while its European customer base is quite diversified and includes virtually all significant automobile manufacturers with vehicle assembly operations in Europe. Tesma also delivers products to customers in Japan, South Korea, Taiwan, Singapore, Indonesia, Thailand, Philippines, Australia, Brazil, Argentina, Venezuela and South Africa.

    The substantial majority of Tesma's products are engine or transmission specific, and therefore may be installed or available as options over a variety of vehicle platforms. Nevertheless, examples of some of Tesma's current "high content" North American engine and transmission programs (including their respective vehicle applications) include: the General Motors L850 engine program (Saturn Ion and Vue, Chevrolet Cavalier and Pontiac Sunfire and Grand Am), the General Motors Gen III / IV engine program (Cadillac Escalade, Chevrolet Silverado, Suburban and Tahoe, GMC Sierra and Yukon), the General Motors Line 6 engine program (Chevrolet Trailblazer and GMC Envoy), the Ford Modular V8 engine program (Ford Mustang, Crown Victoria, F-series pickup trucks, Explorer, Expedition and Lincoln Navigator and Aviator), the Ford 5R110 transmission program (diesel engine application for Ford's heavier duty F-series trucks), the General Motors 4L60 transmission program (GM's full-sized pickup and sport utility vehicle families) and the Allison LT1000 transmission program (General Motors' heavier duty pickups and medium duty trucks).

    WHOLLY-OWNED AUTOMOTIVE SYSTEMS GROUPS

    Our wholly-owned automotive systems groups consist of three automotive systems groups:

    o     Magna Steyr;

    o     Magna Donnelly; and

    o     Cosma International.

    MAGNA STEYR

    Magna Steyr is the automotive industry's leading assembler of low volume derivative and specialty vehicles for automobile manufacturers and one of the world's most advanced developers and suppliers of complete drivetrain technologies, including four-wheel/all-wheel drive systems and axle modules. Magna Steyr also provides complete vehicle design, engineering, validation, testing and assembly services. Magna Steyr employs approximately 8,600 employees at eight manufacturing and assembly facilities (including one joint venture with Intier and one multi-group facility) and eight engineering and testing facilities (including one joint venture with Intier and one multi-group facility), located in Austria, Germany, France, Hungary, India, the United States and Mexico. In calendar 2002, Magna Steyr's sales were approximately $1.906 billion, representing approximately 15% of our consolidated automotive sales in that year.

    Magna Steyr's product and service segments are:

    o     complete vehicle manufacturing;

    o     complete vehicle and systems engineering; and

    o     powertrain systems and components.

   Magna Steyr's complete vehicle and systems engineering as well as its testing capabilities enable it to participate in the vehicle and systems concept and design process through involvement in advance development and the preparation of feasibility studies; the development phase in which technical calculations and simulations are performed and full vehicle prototypes are built; and the vehicle testing and production planning stage.

    Magna Steyr's primary customers are automobile manufacturers located in Europe, although Magna Steyr supplies to certain automobile manufacturers in North America. Magna Steyr currently assembles four vehicles for DaimlerChrysler (Mercedes-Benz G-Class, E-Class 4MATIC and 4x2, the Jeep Grand Cherokee and the Chrysler Voyager) at its facility in Graz, Austria, with a combined volume of over 80,000 vehicles in calendar 2002. In addition, Magna Steyr assembled the Mercedes-Benz M-Class sport-utility vehicle for the European market until the planned end of its production in July 2002. Beginning in calendar 2003, Magna Steyr will assemble the 2003 Saab 9-3 convertible and commencing in 2004, will assemble the 2004 BMW X-3 sport activity vehicle, in both cases for sale to the global market. Magna Steyr's powertrain operations supply to a number of customers, including General Motors, Volkswagen, DaimlerChrysler, BMW, Land Rover, Fiat and Renault. Some of Magna Steyr's current powertrain programs include the four-wheel drive transmission module for the Mercedes-Benz S-Class, E-Class and C-Class cars, as well as the rear suspension module for the Buick Rendezvous.

    Magna Steyr operates a joint venture with Intier in Hambach, France which produces complete door systems for the DaimlerChrysler Smart car, as well as the Advanced Car Technology Systems (ACTS) joint venture which focusses on total vehicle safety systems integration and supports Magna Steyr, Intier and third party suppliers in the development and testing of their respective systems and components. Magna Steyr and Cosma operate a joint venture in Europe which is developing hydroforming modules and independent rear suspension modules.

    In calendar 2002, Magna Steyr completed its acquisition from DaimlerChrysler of the Eurostar assembly facility, located adjacent to Magna Steyr's assembly facility in Graz, Austria. See "RECENT DEVELOPMENTS IN OUR BUSINESS - Strategic Acquisitions and Divestitures" above. This acquisition helped boost Magna Steyr's assembly capacity to 200,000 vehicles per year, making it the largest automobile manufacturer in the world without its own brand.

    MAGNA DONNELLY

    Magna Donnelly is a global supplier to the automotive industry and the world's leading producer of automotive mirror systems. It primarily supplies automotive customers around the world with rear vision systems (mirrors and cameras), modular window systems (engineered glass), and handle products, all of which increasingly incorporate electronic capabilities. Magna Donnelly employs approximately 8,000 people at 31 manufacturing facilities and four engineering and testing facilities with locations in the United States, Austria, China, France, Germany, Ireland, Malaysia, Mexico, Spain and Slovakia. As mentioned above, Magna Donnelly's financial results are aggregated with those of Cosma in our "Other Automotive Operations" financial reporting segment.

    Magna Donnelly's main product segments are:


    o     interior rearview mirror systems;                        o     door closure systems;

    o     exterior rearview mirror systems;                        o     glass fabrication and coating; and

    o     advanced vision systems;                                 o     automotive electronics.

    o     modular windows;

    The growth strategy of Magna Donnelly focuses on developing value-added features around core products including complete exterior mirrors, modular encapsulated windows, electrochromic mirrors and bonded hardware window systems.

    Magna Donnelly has a diverse customer base, which includes Ford, DaimlerChrysler, General Motors, Honda, Volkswagen, BMW, Toyota, PSA, Renault, Saab and Volvo. Some recently examples of Magna Donnelly's production programs include the DaimlerChrysler Caravan/Voyager/Town & Country minivans, Chrysler Pacifica and Jeep Grand Cherokee; Ford Expedition/Navigator, F-Series trucks and the Taurus/Sable cars; General Motors Trailblazer/Bravada/Envoy; Honda Accord and Civic; BMW 3, 5 and 7 series and the Z4; Mercedes C and E-Class cars; Porsche Cayenne; Renault Laguna; Saab 9-5; Volkswagen Golf/Polo, Passat/B6 and Audi A4; and the Volvo S80.

    Magna Donnelly participates in three joint ventures in China for the manufacture and sale of automotive products in the Asian markets and one joint venture in Malaysia.

    COSMA INTERNATIONAL

    Cosma manufactures a comprehensive range of metal body systems, components, assemblies and modules and employs approximately 14,000 people in 37 manufacturing facilities and nine engineering and testing facilities located in Canada, the United States, Mexico, Germany, Austria, France and the Czech Republic. For financial reporting purposes, the results of our Magna Donnelly operating group are aggregated with Cosma's results under our "Other Automotive Operations" financial reporting segment. In calendar 2002, the sales attributable to our Other Automotive Operations segment were approximately $3.678 billion and its operating income was approximately $382 million, representing approximately 30% of our consolidated automotive sales in that year.

    Cosma's main product and service segments are:


    o     chassis systems;                                     o    stampings;

    o     body systems;                                        o    finishing; and

    o     metalforming technologies;                           o    design and engineering.


    Cosma has extensive engineering capabilities with respect to computer aided design and computer aided manufacturing, complete body engineering, failure effects analysis, prototyping, concept vehicles and testing. Cosma's product engineering team creates original engineering drawings, feasibility studies, working prototypes and full-scale testing programs to meet or establish customer specifications. Manufacturing and engineering personnel design and build the manufacturing systems, processes and equipment which link the designed product to high quality, efficient production systems. The advance design engineering and/or prototyping work performed by Cosma can often facilitate the award of production business by automobile manufacturers to one or more of our other automotive systems groups. Tooling facilities within Cosma are capable of designing and building the tools, dies and assembly equipment needed for consistent production.

    Technologies employed by Cosma include a series of metal processing technologies, including conventional stamping and extrusion, roll-forming, hydroforming, hydropiercing, tube to tube welding and technically advanced laser welding processes, as well as finishing technologies such as e-coating, powder coating and aluminum heat treating.

    Cosma's primary customers include General Motors, DaimlerChrysler, BMW, Ford and Toyota. For example, Cosma supplies the complete body-in-white for the DaimlerChrysler SMART car, complete frames for the General Motors GMT 800 series large pickup trucks and sport utility vehicles, all exterior Class A stamped body panels for the BMW Z4, complete underbody sub-assemblies for the Ford Escape/Mazda Tribute sport utility vehicles and the front and rear cradle assemblies for the Volvo XC90 sport utility vehicle. In addition, Cosma was recently awarded the contract to manufacture frames for the Ford Explorer sport utility vehicle commencing in 2005.

    CORPORATE AND OTHER

    Substantially all of our automotive real estate is owned through MI Developments Inc., a wholly-owned subsidiary. Long-term leases at fair market value have been signed by MI Developments and the applicable groups or divisions occupying our properties. MI Developments operates as a stand-alone profit centre and will design, construct and/or manage substantially all of our current and future automotive real estate.

                            MAGNA ENTERTAINMENT CORP.

    MEC is North America's number one owner and operator of thoroughbred racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, two standardbred racetracks, one racetrack which runs both thoroughbred and standardbred meets and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities and a national account wagering business known as XpressBet(TM) which permits customers to place wagers by telephone and over the Internet on horse races at up to 70 racetracks in North America. MEC also owns and operates HorseRacing TV(TM), a new television network focused exclusively on horse racing that was launched on the Racetrack Television Network (RTN) in July 2002. HorseRacing TV(TM) is currently shown on cable only in the western Pennsylvania and San Diego, California areas and on RTN, but MEC is in discussions with cable and satellite operators with the goal of achieving broader distribution. RTN, in which MEC has a one-third interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct to home satellite, to paying subscribers. MEC has also commenced development of a horse racetrack and gaming facility near Vienna, Austria. For the year ended December 31, 2002, MEC's operations generated revenues of $540.3 million.

    Shares of MEC's Class A Subordinate Voting Stock are listed and quoted on the Nasdaq National Market under the trading symbol "MECA" and are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "MEC.A". The shares of MEC Holdings (Canada) Inc. (a subsidiary of MEC), each of which was exchangeable into one share of MEC Class A Subordinate Voting Stock, were listed and posted for trading on The Toronto Stock Exchange under the trading symbol "MEH" until December 31, 2002, on which date they were automatically converted into MEC Class A Subordinate Voting Stock.

    Since December 1998, MEC has acquired seven large racetrack operations in North America: Santa Anita Park near Los Angeles, Gulfstream Park near Miami, Golden Gate Fields and Bay Meadows near San Francisco, Lone Star Park at Grand Prairie near Dallas and The Maryland Jockey Club, which operates Laurel Park in Maryland and Pimlico Race Course in Baltimore, home of the Preakness Stakes(R), the middle jewel in thoroughbred racing's Triple Crown. MEC has also acquired the racetrack operations of The Meadows near Pittsburgh, Thistledown near Cleveland, Remington Park in Oklahoma City, Great Lakes Downs in Muskegon, Michigan, Portland Meadows near Portland, Oregon, Multnomah Greyhound Park also near Portland, Oregon and Flamboro Downs in Hamilton, Ontario. MEC owns all the land on which these racetracks are located, with the exception of Bay Meadows, Lone Star Park at Grand Prairie, Remington Park, Portland Meadows and Multnomah Greyhound Park where MEC leases the land from third parties. These acquisitions have enabled MEC to secure the ownership rights to what MEC believes is some of the highest quality and most popular live horse racing content in North America, based on standard industry measures, such as total handle, average daily attendance and average daily wagering, both on and off-track. MEC believes that the aggregation of this high-quality content, combined with a strong branding strategy and the introduction of new media distribution technologies, will enhance the distribution of its content and help it develop new sources of revenues. MEC intends to continue to acquire strategic racetracks and other related assets on a selective basis.

    MEC distributes its live racing content to approximately 1,000 off-track and inter-track venues, including other racetracks, off-track betting facilities and casinos in the United States, Canada, Mexico, the Caribbean and the United Kingdom. MEC intends to expand the distribution of this content in these markets and, to the extent permitted by various regulatory regimes, in additional markets, particularly emerging electronic media-based markets, such as wagering via interactive television and the Internet.

    In conjunction with its racetrack operations, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC believes that facilities such as these will provide it with a competitive advantage by helping it to attract additional high-quality horses to its racetracks and to expand its field sizes. MEC believes that this will allow it to increase both its number of live races and the total amount wagered on its races.
    Legislators in a number of the states in which MEC's racetracks operate are considering the legalization of alternative gaming at racetracks. Following its recent acquisition of Flamboro Downs, MEC will develop a relationship with the Ontario Lottery and Gaming Corporation, which operates the gaming facility at Flamboro Downs. MEC expects that the ownership of Flamboro Downs and this relationship will enable it to develop additional expertise in the issues surrounding the operation and management of alternative gaming facilities at racetracks.

    In addition to its racetracks, MEC also has significant real estate holdings in the United States, Canada and Austria. As of December 31, 2002, the aggregate net book value of all MEC's real estate was $717.4 million. While MEC is exploring the development of some of its real estate, it is actively marketing its non-core real estate in order to generate additional capital to grow and enhance its racing business. During the past three years, MEC sold non-core real estate with an aggregate net book value of $64.9 million for gross proceeds of $107.4 million. As of December 31, 2002, the aggregate net book value of its remaining non-core real estate was approximately $10.8 million. MEC currently has substantial real estate holdings in excess of that needed to support its racetrack operations. This real estate consists of vacant industrial lands, golf courses, residential housing developments, excess land around several of its racetracks and other real estate. MEC is continually re-evaluating each of these holdings in relation to its core racetrack business activities. MEC has stated that it will, from time to time, sell or otherwise monetize some or all of these real estate holdings in order to fund the growth of its core racetrack operations and related businesses. The aggregate net book value of these excess real estate assets, including MEC's remaining non-core real estate, was approximately $179.6 million, as of December 31, 2002.

    MEC employed approximately 5,100 employees as of December 31, 2002, of whom approximately 3,000 were represented by unions.

                            RESEARCH AND DEVELOPMENT

    We have historically emphasized technological development and have a policy, embodied in our Corporate Constitution, to allocate a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) for each financial year to research and development during that financial year or the next succeeding financial year. See "ITEM 8. CORPORATE CONSTITUTION" below. During calendar 2002 we spent approximately $366 million on research and development, not including capital expenditures and research and development which was funded by governments or customers, compared to $293 million in calendar 2001.

    Our past development activities have resulted in a number of new and improved manufacturing processes and proprietary products, including those discussed above under "ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS - RECENT DEVELOPMENTS IN OUR BUSINESS - NEW PRODUCTS AND TECHNOLOGIES". We expect that our involvement in the development of manufacturing and product technology in cooperation with automobile manufacturers will increase as automobile manufacturers further involve suppliers in the vehicle development process.

                          MANUFACTURING AND ENGINEERING

    As at December 31, 2002, we had 199 automotive manufacturing facilities (including 8 cross-group joint venture facilities), of which 117 are in North America, 70 are in Europe, two are in Korea, five are in China, four are in Brazil and one is in Malaysia. These manufacturing facilities occupied over 33.1 million square feet, of which approximately 57% was owned through MI Developments, 23% was owned by our automotive systems groups and the remaining 20% was leased from third parties, typically under leases having terms of five years or more, with options to renew. As at December 31, 2002, our automotive manufacturing facilities ranged in size from approximately 18,400 to approximately 3.5 million square feet of floor space and most maintained an in-house tooling capability with a staff of experienced tool and die makers. As production has become more automated, the size and potential production capacity of the typical facility has increased. We are currently operating many of our manufacturing facilities on a multi-shift basis.

    As at December 31, 2002, we also operated 46 automotive product development/engineering facilities (including four cross-group joint venture facilities), of which five are in Canada, 13 are in the United States, 25 are in Europe, one is in Japan, one is in India and one is in China. Such facilities occupy approximately 2.4 million square feet, of which approximately 34% was owned through MI Developments, 45% was owned by our automotive systems groups and the remaining 21% was leased from third parties typically under leases having terms of five years, with options to renew.

    We purchase our raw materials to the extent possible from domestic suppliers in the jurisdictions in which we do business. Factors such as price, quality, transportation costs, warehousing costs, availability of supply and timeliness of delivery have an impact on the decision to source from certain suppliers. In the past, we have purchased raw materials offshore when shortages of materials such as certain high quality grades of steel have occurred. However, to date, we have not experienced any significant difficulty in obtaining supplies of parts, components or raw materials for our manufacturing operations and we do not carry inventories of either raw materials or finished products in excess of those reasonably required to meet production and shipping schedules. In addition, existing supply agreements with steel manufacturers should help to mitigate the effects of any future shortages on us.

                                 HUMAN RESOURCES

    As at December 31, 2002, we employed approximately 70,800 automotive employees, including approximately 19,600 in Canada, 27,100 in Europe, 13,800 in the United States, 8,800 in Mexico, 1,200 in Asia and 300 in South America. As at December 31, 2002, MEC employed approximately 5,100 employees. The following description of our human resources principles and policies applies primarily to our automotive employees.

    HUMAN RESOURCES PRINCIPLES

    EMPLOYEE EQUITY PARTICIPATION AND PROFIT SHARING PROGRAM

    Since 1975, we have maintained a deferred profit sharing plan to foster participation in profits and share ownership by our eligible automotive employees. Prior to 2001, our Corporate Constitution required that 10% of our employee pre-tax profits before profit sharing (as defined in our Corporate Constitution) for a fiscal period be allocated to an employee equity participation and profit sharing plan, consisting of the Magna (including Intier), Decoma and Tesma deferred profit sharing plans and a cash distribution to eligible employees of the respective companies. Intier created its own plan effective as of January 1, 2002. During 2001, we amended our Corporate Constitution, as did Decoma and Intier, to allow for the introduction of defined benefit pension plans in addition to the employee equity participation and profit sharing plan. All employees that participate in the employee equity participation and profit sharing plan were, and all new employees are, given the option of continuing in the employee equity participation and profit sharing plan, or receiving a reduced entitlement under such plan (6% rather than 10%) plus a defined benefit pension. MEC employees do not participate in our employee equity participation and profit sharing plan. See "ITEM 8. CORPORATE CONSTITUTION - EMPLOYEE EQUITY PARTICIPATION AND PROFIT SHARING PROGRAMS".

    MANAGEMENT INCENTIVE COMPENSATION

    We believe that profit participation motivates members of management. Accordingly, our automotive management compensation structure consists of a base salary (which in most instances is relatively low compared to automotive industry norms) and an incentive bonus. Our Corporate Constitution provides that aggregate incentive bonuses for eligible members of our management in any financial year will not exceed 6% of our pre-tax profits (as defined in the Corporate Constitution) before profit sharing for that financial year. See "ITEM
8. CORPORATE CONSTITUTION - INCENTIVE BONUSES; MANAGEMENT BASE SALARIES".

    EMPLOYEE CHARTER

    We are committed to an operating philosophy based on fairness and concern for people. This philosophy is embodied in the principles of The Magna Employee's Charter, which consists of the following:

         JOB SECURITY - Being competitive by making a better product for a better price is the best way to enhance job security. We are committed to working together with our employees to help protect their job security. To assist our employees, we will provide job counselling, training and employee assistance programs to our employees.

         A SAFE AND HEALTHFUL WORKPLACE - We strive to provide our employees with a working environment which is safe and healthful.

         FAIR TREATMENT - We offer equal opportunities based on an individual's qualifications and performance, free from discrimination or favouritism.

         COMPETITIVE WAGES AND BENEFITS - We will provide our employees with information which will enable them to compare their total compensation, including total wages and total benefits with those earned by employees of our competitors, as well as with other plants in the communities in which our plants are located.

         EMPLOYEE EQUITY AND PROFIT PARTICIPATION - We believe that every one of our employees should share in our financial success.

         COMMUNICATION AND INFORMATION - Through regular monthly meetings between management and employees and through publications, we will provide our employees with information so that they will know what is going on in Magna and in the industry.

         THE EMPLOYEE HOTLINE - Should any of our employees have a problem, or feel the foregoing principles are not being met, we encourage them to call the Hotline or use self-addressed Hotline envelopes to register their complaints. Employees do not have to give their names, but if they do, it will be held in strict confidence. Hotline Investigators will answer an employee's call. The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to our Global Human Resources Department.

         EMPLOYEE RELATIONS ADVISORY BOARD - The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board will monitor, advise and ensure that Magna operates within the spirit of The Magna Employee's Charter and the principles of Magna's Corporate Constitution.

    HUMAN RESOURCES POLICIES

    In furtherance of our commitment to fairness, as demonstrated in our Employee's Charter, we have established Fairness Committees in most of our North American automotive manufacturing facilities which enable employees at such facilities to have many of their concerns resolved by a committee comprised of both management and employees, voting by secret ballot. In calendar 2001, we established the position of Employee Advocate to work with our automotive employees and management to ensure that any problems which arise in the workplace are addressed quickly and in accordance with our Employee Charter, Corporate Constitution and operating principles. Ultimately, each of our divisions will have an Employee Advocate who can only be removed if more than 50% of the shop floor employees at the applicable division vote to remove him or her through a periodic secret ballot.

    We have established many employee communication programs, such as monthly divisional employee meetings, continuous improvement team meetings, an employee hotline and employee opinion surveys to help ensure employee involvement and feedback. In addition, we maintain a 100 acre recreational park within 20 miles of most of our Toronto-area facilities for use by our employees and their families.

    In addition to the employee equity participation and profit sharing programs discussed above under "- Human Resources Principles", we maintain a group retirement savings plan in Canada and a 401(k) plan in the United States whereby we partially match employees' contributions through payroll deductions. These plans complement the employee equity participation and profit sharing programs and are designed to assist employees in providing replacement income for retirement. Those employees who choose to participate in our defined benefit pension plan are not eligible to receive our matching payment on their group retirement savings plan or 401(k) contributions and will receive a reduced allocation from the employee equity participation and profit sharing program.

    LABOUR RELATIONS

    We believe that we maintain positive relations with our employees and the unions representing the employees at certain of our automotive divisions. In 2002, Intier concluded a collective bargaining agreement with the CAW covering employees at Intier's Mississauga Seating division in Mississauga, Ontario. Employees of Intier's Integram Windsor and Innovatech seating divisions in Windsor, Ontario are also covered by collective agreements with the CAW. Employees of Intier's Integram St. Louis and Excelsior Springs seating divisions and its Ontegra Brighton interiors division are represented in the U.S. by the UAW. If Intier is successful in operating its Mississauga Seating, Integram Windsor, Innovatech and Ontegra Brighton Interiors divisions with the forms of collective agreements negotiated, we will examine whether to extend the same form of agreements to some of our other plants in Ontario and Michigan if our employees at these plants vote in favour of unionization in the future. The forms of collective agreements negotiated with the CAW and the UAW recognize our unique operating philosophy, including our Employee Charter and fundamental principles. In particular, these agreements recognize the need for wages and benefits to be competitive with our competitors rather than those paid by our customers' vehicle assembly operations. One of the key features of these agreements is the "no strike - no lock-out" language during the life of such agreements.

    The employees at a Magna Donnelly division in Alto, Michigan, as well as Intier divisions in Auburn Hills and Howell, Michigan are expected to vote, over the next 18 months, on whether they wish to be represented by the UAW. These votes are a result of the settlement of matters pending before the United States National Labor Relations Board relating to challenges to certification votes held at these divisions in 2000.

    Employees at a number of our divisions in Mexico are currently covered by collective bargaining agreements with various unions. These divisions are Cosma's Autotek (Puebla) and Formex/Pressmex (Saltillo) divisions, Intier's Intier Automotive Interiors de Mexico (Saltillo) division, Magna Steyr's Steyr de Mexico (Saltillo) division, Magna Donnelly's divisions in Queretaro and Monterrey, as well as Decoma's Decoplas division in Mexico City.

    Employees at certain of Intier's interior systems and seating divisions as well as certain of Decoma's divisions in the United Kingdom are represented by various unions. Certain of our other European employees are covered by national industry-wide agreements relating to compensation and employment conditions and are members of in-house employees' associations or trade unions.

    Some racetrack and pari-mutuel employees working at racetracks owned by MEC are members of various unions which customarily represent employees in the racing industry. The collective bargaining arrangements of several tracks, most notably those located in California, are governed by multi-employer collective agreements.

    From time to time, various unions seek to represent groups of our employees and, as a result, we may become party to additional collective bargaining agreements in the future.

                                   COMPETITION

    We face numerous sources of competition in North America and Europe, including from automobile manufacturers, other outside automotive suppliers and numerous other suppliers in which one or more automobile manufacturers may have direct or indirect investments. We believe that there are a number of suppliers that can produce some or all of the components, assemblies, modules and systems that our automotive systems groups currently produce. Some of our competitors have greater financial, technical or marketing resources than we do and some of them are dominant in markets in which we operate.

    The basis on which automobile manufacturers select automotive suppliers is determined by a number of factors, including price, quality, service, historical performance, timeliness of delivery, proprietary technologies, scope of in-house capabilities, existing agreements, responsiveness to the customer, the supplier's overall relationship with the automobile manufacturer, the degree of available and unutilized capacity or resources in the manufacturing facilities of the automobile manufacturer, collective bargaining agreement provisions, labour relations issues and other factors. The number of competitors that are solicited by automobile manufacturers to bid on any individual product has been reduced in many cases and we expect further reductions as automobile manufacturers follow through on their stated intentions of dealing with fewer suppliers and awarding those suppliers longer-term contracts.

                               SALES AND MARKETING

    We sell our products to automobile manufacturers located in Canada through sales offices located in southern Ontario, and to automobile manufacturers located in Western Europe through sales offices located primarily in Austria, Germany, the United Kingdom, France, Italy and Spain. Sales to North American automobile manufacturers located in the United States and Mexico, including foreign automobile manufacturers with manufacturing operations in the United States, are coordinated through independent sales representatives in Michigan. We also maintain sales offices in Japan to help coordinate sales to Japanese automobile manufacturers and their North American operations, as well as in South Korea and Brazil. The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions and, accordingly, each automobile manufacturer effectively constitutes several different customers, although this is changing as automobile manufacturers are increasingly sourcing global platforms.

    Historically, our sales have been generated through customer requests to quote on particular products, including tools and dies and production parts. We typically receive a purchase order to produce tools and dies for a particular part or a particular part for one or more model years. Such purchase orders typically extend over the life of the model, which is generally four to seven years, and do not require the purchase by the customer of any minimum number of products. Releases under such a purchase order, authorizing us to produce and deliver specific quantities of the product, are issued for planning, raw material and production purposes over a three to four month period in advance of anticipated delivery dates. The actual number of parts produced by us under a purchase order in any given year is dependent upon the number of vehicles produced by the automobile manufacturer of the specific model or model type in which the part is incorporated. It has been our experience that once we have received a contract to produce a part for a particular vehicle model or model type, we will usually continue to produce the part throughout the time such part is utilized by the automobile manufacturer for that vehicle. Nevertheless, we have also obtained programs on a "takeover" basis. These programs are typically already in production at automobile manufacturer's facilities or the facilities of our competitors and, for various reasons, are re-sourced to us for production at our facilities.

                              ENVIRONMENTAL MATTERS

    We are subject to a wide range of environmental laws and regulations imposed by governmental authorities relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. We aim to be an industry leader in environmental compliance with the intention to prevent pollution by reducing the impact of our operations on the environment and through technological innovation and process efficiencies. In furtherance of this aim, we have adopted a health, safety and environmental policy, pursuant to which we are committed to:

    o complying with, and exceeding where possible, all applicable health, safety and environmental laws, regulations and standards in all of our operations;

    o regularly evaluating and monitoring our past and present business activities impacting upon health, safety and environmental matters;

    o ensuring that a systematic health, safety and environmental review program is implemented and monitored at all times for each of our operations, with a goal of continued improvement in health, safety and environmental matters; and

    o ensuring that adequate reports on health, safety and environmental matters are presented to our Board of Directors, at a minimum, on an annual basis.

    An environmental committee of our Board of Directors assists the Board in overseeing our management's handling of health, safety and environmental issues and annually reviews our health, safety and environmental policy.

   As part of our commitment to environmental compliance, we also intend to achieve company-wide compliance with ISO 14001 standards. As of December 31, 2002, 89 of our divisions were ISO 14001 certified.

    We operate a number of manufacturing facilities which use environmentally sensitive processes and hazardous materials. We believe that all of these operations meet, in all material respects, applicable governmental standards for waste handling and emissions. Notwithstanding this compliance, we have in the past and may in the future experience complaints regarding some of our manufacturing facilities from neighbouring parties. In the past, such complaints have been addressed by open dialogue with relevant stakeholders and, where appropriate, manufacturing process adjustments.

    We are also subject to environmental laws requiring investigation and clean-up of environmental contamination. From time to time our operations and properties become the subject of inquiries or investigations of environmental regulators. We are in various stages of investigation or clean-up at our manufacturing facilities where contamination has been alleged. These stages include performing periodic soil and groundwater sampling, determining the most appropriate corrective action approach for remediating the contamination and obtaining regulatory approval of such approach, performing the remediation itself and monitoring the status of our remediation. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination.

To date, the costs incurred in complying with environmental laws and regulations, including the costs of clean-up and remediation, have not had an adverse effect on our operations or financial condition. However, changes in these government laws and regulations are ongoing and may make environmental compliance, such as emissions control and waste disposal, increasingly expensive. We cannot predict future costs which may be incurred to meet environmental obligations.

                                   LITIGATION

    In November 1997, KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which we have a 23% equity interest, and Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd., filed a statement of claim against us and two of our subsidiaries. On March 5, 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim, in order to add several new defendants and claim additional remedies. The amended statement of claim alleges, among other things:

    o   breach of fiduciary duty by us and two of our subsidiaries;

    o breach by us of our binding letter of intent with KS Centoco, including our covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings;

    o the plaintiff's exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by us, TRW Inc. and other unrelated third party automotive supplier defendants of such technology in North America; and

    o a conspiracy by us, TRW and others to deprive KS Centoco of the benefits of such airbag technology in North America and to cause Centoco Holdings to sell to TRW its interest in KS Centoco in conjunction with the sale by us to TRW of our interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH.

     The plaintiffs are seeking, among other things, damages of approximately Cdn.$3.5 billion. We have filed an amended statement of defence and counterclaim. Document production is underway and examinations for discovery have commenced. We intend to vigorously defend this case. At this time, notwithstanding the early stages of these legal proceedings and the difficulty in predicting final outcomes, our management believes that the ultimate resolution of these claims will not have a material adverse effect on our consolidated financial position.

    In February 2003, Intier Automotive Closures of America, Inc., was served, in conjunction with Siemens Automotive Corp., a/k/a Siemens VDO Automotive Corp., with a complaint issued in the Macomb County Circuit Court of the State of Michigan by General Motors Corporation. The General Motors complaint alleges that Intier and Siemens are in breach of express and implied warranties to General Motors and as a result General Motors is seeking reimbursement for costs and expenses incurred as a result of the replacement of tens of thousands of rear door electric motors in respect of its model year 2000 full-size sport utility vehicles, including the Tahoe, Suburban, GMC Silverado and Chevrolet Avalanche. The rear door electric motors (which Intier was directed to use by General Motors) are manufactured by Siemens and form part of a power rear window regulator supplied by Intier to General Motors for those vehicles. Although the damages in the complaint are unspecified, General Motors has previously claimed that the warranty and future recall costs could be up to $42 million. Based on Intier's investigations to date, Intier does not believe that it has any liability for this claim and that any liability that it may become subject to, if it is established that the rear door motor is defective, will be recoverable from Siemens, although Intier cannot guarantee that this will be the case.

    In the ordinary course of business activities, we may be contingently liable for litigation and claims with customers, suppliers and former employees. Our management believes that adequate provisions are recorded in the accounts where required and when estimable. However, there can be no assurance that we will not incur additional expense.

                              INTELLECTUAL PROPERTY

    We own and use numerous patents and patent applications in connection with our automotive operations. We are also licensed to use patents or technology owned by others. From time to time claims of patent infringement are made by or against us. None of the claims against us has had, and we believe that none of the current claims will have, a material adverse effect upon us. While in the aggregate our patents and licenses are considered important in the operation of our business, we do not consider them of such importance that their expiry would materially affect our business.

                                  RISK FACTORS

    The industry in which we compete and the business we conduct are subject to a number of risk and uncertainties. These risks and uncertainties, together with certain assumptions, also underlie the forward-looking statements made in this Annual Information Form. In order to fully understand these risks, uncertainties and assumptions, you should carefully consider the following risk factors in addition to other information included in this Annual Information Form.

RISKS RELATING TO THE AUTOMOTIVE INDUSTRY

    AN ECONOMIC DOWNTURN COULD REDUCE OUR PROFITABILITY

    Our automotive operations are directly related to levels of global automotive production. The global automotive industry is cyclical and is sensitive to changes in certain economic conditions such as interest rates and consumer demand. The rate of global economic growth, particularly in the United States and parts of Europe, has slowed since 2001, partially due to the events of September 11, 2001 and the ensuing war against terrorism, the U.S.-led coalition's war against Iraq, the impact of a series of corporate accounting scandals in the United States and a number of other geopolitical and economic factors. A series of interest rate cuts by the Federal Reserve Bank in the United States, the Bank of Canada, the European Central Bank and central banks in various countries have led to relatively low interest rate levels in many of these countries. Low interest rates, together with a variety of incentives offered by automobile manufacturers led to strong levels of consumer demand for such items as automobiles in some countries for part of 2002. However, significant economic uncertainty remains in North America, Europe, Asia and the rest of the world. A decline in consumer demand for automobiles as a result of a loss of confidence in the economy, fears of war, political instability or terror attacks, interest rate increases, a reduction in vehicle incentive programs by automobile manufacturers or other geopolitical, economic or other factors could prompt automobile manufacturers to cut production volumes. Any material decline in production volumes in any of our principal North American, European or Asian markets could significantly lower our profit margins.

    WE FACE INCREASING PRICE REDUCTION PRESSURES FROM OUR CUSTOMERS THAT COULD REDUCE OUR PROFIT MARGINS

    We have in the past entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers which provide for, among other things, price concessions over the supply term. To date, these concessions have been largely offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. From time to time, some of our largest customers have demanded additional price concessions and retroactive price reductions which could have an adverse impact on our future profit margins, although the net effect of these price concessions and reductions has not been material to date. In addition, we expect that our customers will use various electronic commerce initiatives such as Covisint, an electronic business exchange, as well as Internet-based auctions, in order to further reduce their costs. The full effect of electronic commerce initiatives on the prices of products and services we sell to automobile manufacturers and on the costs of products and services we obtain from our suppliers is uncertain. We may not continue to be successful in offsetting price concessions and reductions agreed to from time to time with automobile manufacturers. To the extent that these price concessions and reductions are not offset through cost reductions, our future profit margins would be adversely affected.

    OUR CUSTOMERS INCREASINGLY REQUIRE US TO ABSORB MORE FIXED COSTS IN OUR UNIT PRICING, WHICH COULD REDUCE OUR PROFITABILITY

    We are under increasing pressure to absorb more costs related to product design, engineering and tooling as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Contract volumes for customer programs not yet in production are based on our customers' estimates of their own future production levels by vehicle body type. However, actual production volumes may vary significantly from these estimates due to lower than expected consumer demand, new product launch delays and other factors, often without any compensation to us by our customers. We do not typically rely solely on our customers' estimates of production volumes, but re-evaluate their estimates based on our own assessment of future production levels by vehicle body type. For programs currently under production, we are typically not in a position to request price changes when volumes differ significantly from production estimates used during the quotation stage. If estimated production volumes are not achieved, the design, engineering and tooling costs incurred by us may not be fully recovered. Similarly, future pricing pressure or volume reductions by our customers could also reduce the amount of amortized costs otherwise recoverable in the unit price of our products. Although these factors have not been material to date, either of these factors could have an adverse effect on our profitability.

    WE ARE INCREASINGLY REQUESTED TO ASSUME PRODUCT WARRANTY, RECALL AND PRODUCT LIABILITY COSTS, WHICH COULD HAVE A NEGATIVE EFFECT ON OUR OPERATIONS AND FINANCIAL CONDITION

    Automobile manufacturers are increasingly requesting that each of their suppliers bear the costs of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the automobile manufacturer and which were improperly designed, manufactured or assembled by their suppliers. The obligation to repair or replace such parts, or a requirement to participate in a product recall, could have an adverse effect on our operations and financial condition.

    We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. We may experience material product liability losses in the future and may incur significant costs to defend such claims. We currently have product liability coverage under our insurance policies. This coverage will continue until August 2003, subject to renewal on an annual basis. In addition, some of our European subsidiaries maintain product recall insurance, which is required by law in certain jurisdictions. We cannot guarantee that our insurance coverage will be adequate for any liabilities we may incur. Furthermore, we cannot guarantee that our coverage will continue to be available at premiums and on other terms acceptable to us. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our operations or financial condition.

    THE FINANCIAL DISTRESS OF A CRITICAL COMPONENT SUB-SUPPLIER COULD ADVERSELY AFFECT OUR OPERATIONS OR FINANCIAL CONDITION

    We rely on a number of sub-suppliers to supply us a wide range of components required in connection with our business. Economic conditions, intense pricing pressures on suppliers and a number of other factors have left many automotive component suppliers in financial distress. The continued financial distress or the insolvency or bankruptcy of a major component sub-supplier could disrupt the supply of components to us by these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our automobile manufacturer customers. Any prolonged disruption in the supply of critical components by our sub-suppliers, the inability to re-source production of a critical component from a financially distressed supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have a material adverse effect on our operations or financial condition.

    In many cases where we act as a module supplier, integrator or vehicle assembler, we are responsible for ensuring the quality of the components supplied to us by sub-suppliers. While we take a number of steps to ensure that sub-suppliers remain liable for any product warranty claims, product liability claims or costs arising from product recalls relating to the components supplied by such sub-suppliers, we may be liable to our automobile manufacturer customers if our sub-suppliers become insolvent or are otherwise unable to assume full responsibility for the product warranty claim, product liability claim or product recall costs.

    WE ARE DEPENDENT ON OUTSOURCING BY AUTOMOBILE MANUFACTURERS

    We are dependent on outsourcing by our automobile manufacturer customers. The extent of this outsourcing is dependent on a number of factors, including:

    o the cost, quality and timeliness of external production relative to in-house production by automobile manufacturers;

    o   relative technological capability;

    o the degree of unutilized capacity at automobile manufacturers' facilities;

    o collective bargaining agreements between labour unions and automobile manufacturers; and

    o   relations between labour unions and automobile manufacturers.

    Any significant decrease in outsourcing by automobile manufacturers would likely have an adverse effect on our profitability.

    TECHNOLOGICAL AND REGULATORY CHANGES MAY ADVERSELY AFFECT US

    Changes in competitive technologies or regulatory or industry requirements may render some of our products obsolete. Our ability to anticipate changes in technology and regulatory or industry requirements and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and remain competitive. We may not be



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

able to anticipate or achieve the technological advances necessary for, or to comply with regulatory or industry requirements in a manner which will allow, us to remain competitive and prevent our products from becoming obsolete. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development and failure of products to operate properly. Any of these changes could have an adverse effect on our operations and financial condition.

    INCREASED ENERGY PRICES COULD REDUCE GLOBAL DEMAND FOR AUTOMOBILES AND INCREASE OUR COSTS, RESULTING IN LOWER PROFITS

    The price of crude oil has been unstable in recent months, increasing significantly late in 2002 and early in 2003 in anticipation of the U.S.-led coalition's war on Iraq, but subsequently decreasing following the cessation of hostilities in Iraq. Material increases in the price of crude oil have, historically, been a contributing factor to the overall reduction in the global demand for automobiles. A significant future increase in the price of crude oil could further reduce global demand for automobiles and shift customer demand away from larger cars and light trucks (including sport utility vehicles) in which we have relatively higher content. Oil-based products are also critical elements in various components utilized by us and our suppliers, including resins, colorants and polymers. Material increases in the price of crude oil, natural gas or in energy would likely increase the cost of manufacturing or supplying some of our products and we may not be able to pass these increased costs along to our customers, thereby reducing our profits.

    SIGNIFICANT INCREASES IN RAW MATERIAL PRICES COULD INCREASE OUR COSTS AND RESULT IN LOWER PROFITS

    Raw material costs for materials such as steel and resins often comprise a significant proportion of the total cost of components manufactured by us. Any significant increase in the prices of raw materials required by us in our operations could increase our costs and decrease our profits.

    We generally purchase our raw materials from suppliers located in the jurisdictions in which we have manufacturing operations, however, we have purchased raw materials offshore when there have been domestic shortages of materials such as certain high quality grades of steel. We generally do not carry inventories of raw materials in excess of those required to meet production and shipping schedules. To date, we have not experienced any significant difficulty in obtaining supplies of raw materials, however, the inability to obtain raw materials in the quantities required by us in our operations could disrupt the supply of our products to our customers and have an adverse effect on our operations and financial condition.

RISKS RELATING TO OUR BUSINESS

    DECREASES IN PRODUCTION VOLUMES OF SPECIFIC VEHICLES OR PRODUCTS BY OUR CUSTOMERS COULD HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY

    Although we supply parts to most of the leading automobile manufacturers, the majority of our sales are to three automobile manufacturers. Our worldwide sales to DaimlerChrysler, General Motors and Ford represented approximately 29%, 22% and 20%, respectively, of our total consolidated automotive sales in calendar 2002. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. In particular, in calendar 2002, approximately 37% of our consolidated automotive sales were generated by products supplied for inclusion in five vehicle platforms. Products supplied for the DaimlerChrysler minivan and General Motor's GMT 800 full-size pick-up trucks and sport utility vehicles constituted approximately 14% and 11%, respectively, of our consolidated automotive sales for that period.

    There has been an industry trend toward more "brand hopping" among consumers in recent years, with consumers' preferences changing relatively quickly and dramatically in some instances. Shifts in market share among vehicles could have an adverse effect on our sales and on our profit margins. The contracts we have entered into with many of our customers are to supply a customer's requirements for all the vehicles it produces in a particular model, rather than for manufacturing a set quantity of products. These contracts range from one year to the life of a model, usually several years, and do not require the purchase by the customer of any minimum number of parts.

    In addition, the early termination, loss, renegotiation of the terms or delay in the implementation of any significant production contract with any of our customers could reduce our profitability. Any changes in the anticipated production volume of our products, particularly those supplied for the DaimlerChrysler minivan and General Motors GMT 800 line of vehicles, as a result of any of the above factors could reduce our profitability.

    FLUCTUATIONS IN RELATIVE CURRENCY VALUES COULD ADVERSELY AFFECT OUR PROFITABILITY

    Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, Euros, the British Pound and other currencies. Significant long-term fluctuations in relative currency values may adversely affect our profitability. In particular, our profitability may be adversely affected by a significant strengthening of the U.S. dollar against the Canadian dollar, the Euro, the British Pound or other currencies in which we generate revenues.

    INCREASED UNIONIZATION ACTIVITY AT SOME OF OUR PLANTS MAY INCREASE OUR COSTS

    The CAW and UAW have in the past mounted a number of major organizing drives at certain of our divisions, as a result of which we concluded collective bargaining agreements covering employees of Intier's Mississauga Seating, Integram Windsor and Innovatech seating divisions in Ontario and Intier's Ontegra Brighton interiors division in Michigan. In addition, employees at three of our divisions in the United States are expected to vote on union representation over the next 18 months. We believe that the collective agreements recently negotiated with the CAW and UAW recognize our operating principles, including our Employee Charter. If we are successful in operating these four divisions with these forms of collective agreements, we will examine whether to extend these forms of agreements to some of our other plants in Ontario and Michigan if our employees at these plants vote in favour of unionization in the future. We are unable to predict whether we will successfully conclude collective bargaining agreements with these unions for employees at other divisions in the future, or what impact unionization will have on our costs. In addition, the CAW and the UAW have in the past attempted to pressure some of our automobile manufacturer customers to encourage their suppliers to assume a neutral position with respect to unionization at their plants. In North America, the employees of only three of our divisions in Canada and three of our divisions in the United States are currently represented by unions.

    OUR OPERATIONS MAY BE ADVERSELY IMPACTED BY WORK STOPPAGES AND OTHER LABOUR RELATIONS MATTERS

    If our hourly workforce becomes more unionized in the future, we may be subject to work stoppages and may be affected by other labour disputes. To date, we have not experienced any work stoppages, nor have we experienced any disputes with unions that have had a material adverse effect on our operations. However, future disputes with labour unions may not be resolved in our favour and we may experience significant work stoppages in the future, causing us to incur significant expenses related to work stoppages or other disputes.

    WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH SOME COMPETITORS THAT HAVE SUBSTANTIALLY GREATER MARKET SHARE THAN US

    The automotive parts supply market is highly competitive. We face competition from a number of sources, including:

    o our automobile manufacturer customers (and their related parts manufacturing organizations);

    o   existing and new suppliers to these manufacturers; and

    o   manufacturers of product alternatives.

    Some of our competitors have substantially greater market share than us and are dominant in certain of the markets in which we operate. We may not be able to compete successfully with our existing competitors or with any new competitors.

    DELAYS IN PROGRAM LAUNCHES OR DELAYS IN THE CONSTRUCTION OF NEW FACILITIES REQUIRED FOR PROGRAM LAUNCHES COULD REDUCE OUR PROFITABILITY

    From time to time, we expand our production capacity through the construction of new manufacturing facilities. New facilities are often required to accommodate the award of new business from our customers or to facilitate the introduction of new manufacturing processes or technologies. However, the construction of new facilities involves a number of areas of operational and financial risks. For example, construction delays associated with poor weather, labour disruptions, cost overruns, shortages of construction materials and delays associated with the installation, testing and start-up of new production equipment or manufacturing processes could reduce our profitability. Since many new facilities are constructed to accommodate the launch of new customer production programs, a customer's ability to launch a new vehicle program could negatively impact our customer relationships as well as expose us to reimbursement claims by our customers for costs arising out of such delays and could adversely affect our operations and future profitability.

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    CHANGES IN LAWS AND GOVERNMENTAL REGULATIONS COULD HAVE AN ADVERSE EFFECT ON
    OUR OPERATIONS

    A significant change in the current regulatory environment in which we carry on business could adversely affect our operations. Our operations could be adversely impacted by significant changes in tariffs and duties imposed on our products, particularly significant changes to the North American Free Trade Agreement.

    WE MAY BE ADVERSELY AFFECTED BY THE ENVIRONMENTAL AND SAFETY REGULATIONS TO WHICH WE ARE SUBJECT

    We are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharge, waste management and storage of hazardous substances. We are also subject to environmental laws requiring investigation and clean-up of environmental contamination and are in various stages of investigation and clean-up at our manufacturing facilities where contamination has been alleged. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data relating to the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. In addition, these environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. Therefore, we may not have been, and in the future may not be, in complete compliance with all such laws and regulations, and we may incur material costs or liabilities as a result of such laws and regulations significantly in excess of amounts we have reserved.

RISKS RELATING TO OUR NON-AUTOMOTIVE BUSINESS

    WE ARE SUBJECT TO RISKS RELATING TO THE GAMING INDUSTRY

    We are subject to risks relating to the gaming industry as a result of our controlling equity stake in MEC. These risks include:

    o   a decline in popularity of horse racing;

    o declining on-track attendance and increasing competition in simulcasting;

    o dependence on government regulation and approvals and the consequences of amendments to, or the failure to obtain, such approvals;

    o a decision to prohibit, delay or remove alternative gaming rights at racetracks in jurisdictions in which MEC owns or operates a racetrack;

    o the inability to obtain additional governmental approvals or amendments to current laws required in order to enable MEC to expand its gaming operations;

    o implementation of some of the recommendations of the National Gambling Impact Study Commission;

    o competition from other racetrack operators, including those in states where more extensive gambling operations are authorized;

    o a reduction in the amount wagered at MEC's facilities due to competition from non-racetrack gaming operators;

    o   competition from internet and other forms of gaming;

    o   expansion of gaming conducted by Native American groups;

    o   the vulnerability of gaming to additional or increased taxes or fees;

    o   seasonal fluctuations in operating results;

    o   unfavourable weather conditions;

    o the size of the horse population in areas in which MEC's racetracks are located;

    o an interruption of operations at MEC's California racetracks due to an earthquake;

    o   a decline in general economic conditions; and

    o   other factors affecting the gaming industry.

ITEM 4.  SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected income statement and financial position data have been derived from, and should be read in conjunction with, our consolidated financial statements for the calendar years ended December 31, 2002, 2001 and 2000, which are based on Canadian generally accepted accounting principles. Our consolidated statements of income and retained earnings for the calendar years ended December 31, 2002, 2001 and 2000, our consolidated balance sheets as at December 31, 2002 and 2001 and the report of Ernst & Young LLP are contained in our Annual Report to Shareholders for the Year Ended December 31, 2002.

                                      SELECTED CONSOLIDATED FINANCIAL DATA(1)

                                                                                                  CALENDAR
                                                                                          YEARS ENDED DECEMBER 31,
                                                                          -------------------------------------------------
                                                                                   2002             2001              2000
                                                                          -------------------------------------------------
                                                                           (in millions of U.S. dollars, except per share
                                                                                             figures)

INCOME STATEMENT DATA
Sales:
  Automotive..........................................................           $12,422           $10,507          $10,099
  Magna Entertainment Corp............................................               549               519              414
Net income............................................................               554               579              596
Net income from operations(2).........................................               550               521              495
Earnings per Class A Subordinate Voting or Class B Share:
     Basic............................................................              5.83              6.55             7.02
     Diluted..........................................................              5.82              6.20             6.44
     Diluted earnings per share from operations(2)....................              5.77              5.56             5.32
Cash dividends paid per Class A Subordinate Voting or Class B Share...              1.36              1.36             1.24

FINANCIAL POSITION DATA
Working capital.......................................................             1,433             1,313            1,054
Total assets..........................................................            10,142             7,901            7,405
Net cash (debt):
  Cash and cash equivalents...........................................             1,227               890              620
  Bank indebtedness...................................................               272               308              338
  Long-term debt (including portion due within one year)..............               417               298              314
  Debentures' interest obligation.....................................               106               114              191
Net cash (debt).......................................................               432               170            (223)
Minority interest.....................................................               710               441              356
Shareholders' equity..................................................             5,421             4,482            4,200

(1) Certain figures have been restated. Please refer to the notes to our consolidated financial statements as at and for the three years ended December 31, 2002 contained in our Annual Report to Shareholders for the Year Ended December 31, 2002.

(2) We measure and present net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating our operating performance. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.

        Net income from operations and diluted earnings per share from operations are based on net income and diluted earnings per share as prepared in accordance with Canadian generally accepted accounting principles, with the following adjustments:

                                                                                  2002              2001             2000
                                                                               --------------------------------------------
        Net income as reported........................................         $     554         $     579       $      596
        Exclude: Other income (net of related taxes)..................               (4)              (46)            (101)
                 Future income tax recovery...........................                 -              (12)                -
                                                                               --------------------------------------------
        Net income from operations....................................               550               521              495
                                                                               --------------------------------------------
                                                                               --------------------------------------------
        Diluted earnings per share as reported........................         $    5.82         $    6.20      $      6.44
        Exclude: Other income (net of related taxes)..................            (0.05)            (0.51)           (1.12)
                 Future income tax recovery...........................                 -            (0.13)                -
                                                                               --------------------------------------------
        Diluted earnings per share from operations....................         $    5.77         $    5.56      $      5.32
                                                                               --------------------------------------------
                                                                               --------------------------------------------


                   SUPPLEMENTARY QUARTERLY DATA (UNAUDITED)(1)
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE FIGURES)


YEAR ENDED DECEMBER 31, 2002                            MARCH 31       JUNE 30    SEPTEMBER 30    DECEMBER 31         TOTAL
----------------------------                            --------       -------    ------------    -----------         -----
Sales...........................................        $  3,121      $  3,273        $  3,027      $   3,550      $ 12,971
Net Income                                                   153           159             132            110           554
Earnings per Class A Subordinate Voting or
  Class B Share:
     Basic......................................         $  1.73       $  1.64        $   1.41       $   1.10       $  5.83
     Diluted....................................            1.65          1.63            1.40           1.10          5.82

YEAR ENDED DECEMBER 31, 2001                            MARCH 31       JUNE 30    SEPTEMBER 30    DECEMBER 31         TOTAL
----------------------------                            --------       -------    ------------    -----------         -----
Sales...........................................        $  2,863      $  2,817        $  2,517       $  2,829      $ 11,026
Net Income                                                   144           213             104            118           579
Earnings per Class A Subordinate Voting or
  Class B Share:
     Basic......................................         $  1.68       $  2.56        $   1.04       $   1.31       $  6.55
     Diluted....................................            1.54          2.24            1.02           1.28          6.20

(1) Certain figures have been restated. Please refer to the notes to our consolidated financial statements as at and for the three years ended December 31, 2002 contained in our Annual Report to Shareholders for the Year Ended December 31, 2002.

                                    DIVIDENDS

    Holders of our Class A Subordinate Voting Shares and Class B Shares are entitled to a pro rated amount of any cash dividends declared by our Board of Directors on these shares. The following table sets forth the dividends per share we have paid on our Class A Subordinate Voting Shares and Class B Shares in respect of the fiscal periods indicated:

FISCAL PERIOD                                 PAYMENT DATE                 RECORD DATE                   AMOUNT PER SHARE
-------------                                 ------------                 -----------                   ----------------
Calendar 2003 (to date)...................    June 16, 2003                May 31, 2003                       $0.34
                                              March 18, 2003               March 7, 2003                      $0.34
Calendar 2002.............................    December 16, 2002            November 29, 2002                  $0.34
                                              September 16, 2002           August 30, 2002                    $0.34
                                              June 14, 2002                May 31, 2002                       $0.34
                                              March 15, 2002               March 1, 2002                      $0.34
Calendar 2001.............................    December 14, 2001            November 30, 2001                  $0.34
                                              September 17, 2001           August 31, 2001                    $0.34
                                              June 15, 2001                May 31, 2001                       $0.34
                                              March 16, 2001               March 5, 2001                      $0.34
Calendar 2000.............................    December 15, 2000            November 30, 2000                  $0.34
                                              September 15, 2000           August 31, 2000                    $0.30
                                              June 15, 2000                May 31, 2000                       $0.30
                                              March 10, 2000               February 25, 2000                  $0.30

    We started paying cash dividends on our Class A Subordinate Voting Shares and Class B Shares (or their predecessors) on a quarterly basis in 1967. We have declared dividends in respect of each of the last 46 fiscal quarters, up to and including the first quarter of calendar 2003. The payment of future dividends and the amount thereof will be determined by our Board of Directors in accordance with our Corporate Constitution (see "ITEM 8. CORPORATE CONSTITUTION -- DIVIDENDS; MINIMUM PROFIT PERFORMANCE" below), taking into account earnings, cash flow, capital requirements, our financial condition and other relevant factors.

    In fiscal 1994, we established a dividend reinvestment plan in which registered shareholders have the option to purchase additional Class A Subordinate Voting Shares through the investment of cash dividends paid on their shares.

ITEM 5.  MANAGEMENT'S DISCUSSION AND ANALYSIS

    Reference is made to the "Management's Discussion and Analysis of Results of Operations and Financial Condition" contained on pages 37 to 51 of our Annual Report to Shareholders for the Year Ended December 31, 2002, which is incorporated by reference into this Annual Information Form.

ITEM 6.  MARKET FOR SECURITIES

    Our Class A Subordinate Voting Shares are listed and posted for trading on The Toronto Stock Exchange (MG.A) and The New York Stock Exchange (MGA). Our Class B Shares are listed and posted for trading on The Toronto Stock Exchange (MG.B).

    The holders of our Class A Subordinate Voting Shares are entitled to one vote per share. The holders of our Class B Shares are entitled to 500 votes per share. Under present law and the attributes of our Class A Subordinate Voting Shares and Class B Shares, neither a tender offer to holders of our Class B Shares nor a private contract to purchase Class B Shares (regardless of the price paid for these shares) would necessarily result in an offer to purchase our Class A Subordinate Voting Shares.

    Our 8.65% Series A Preferred Securities due September 30, 2048 are listed and posted for trading on The Toronto Stock Exchange (MG.PR.A) and our 8.875% Series B Preferred Securities are listed and posted for trading on The New York Stock Exchange (MGPRB).

ITEM 7.  DIRECTORS AND OFFICERS

                                    DIRECTORS

    As at May 8, 2003, our Board of Directors consists of the following members:

NAME AND MUNICIPALITY OF RESIDENCE         DIRECTOR SINCE                       PRINCIPAL OCCUPATION
----------------------------------         --------------                       --------------------

WILLIAM H. FIKE ........................   June 5, 1995                         Corporate Director
Ft. Myers, Florida

MANFRED GINGL ..........................   January 14, 2002                     Executive Vice-Chairman of the
Kettleby, Ontario                                                               Company and Vice-Chairman and
                                                                                Chief Executive Officer of
                                                                                Tesma International Inc. (Manufacturing)

MICHAEL D. HARRIS(2) ...................   January 8, 2003                      Consultant and Senior Business
Toronto, Ontario                                                                Advisor, Goodmans LLP
                                                                                (Barristers and Solicitors)

EDWARD C. LUMLEY (2)(3) ................   December 7, 1989                     Vice-Chairman, BMO Nesbitt Burns
South Lancaster, Ontario                                                        (Investment and Corporate Banking)

KARLHEINZ MUHR(1) ......................   March 8, 1999                        Chairman and Chief Executive
Greenwich, Connecticut                                                          Officer, Volaris Advisors (Risk
                                                                                and Asset Management)

GERHARD RANDA ..........................   July 19, 1995                        Chairman, Supervisory Board, Bank
Vienna, Austria                                                                 Austria Creditanstalt AG
                                                                                (Investment and Corporate Banking)

DONALD RESNICK (1)(4) ..................   February 25, 1982                    Corporate Director
Toronto, Ontario

ROYDEN R. RICHARDSON (1)(2)(4) .........   October 31, 1990                     President, RBQ Limited (Investments)
Schomberg, Ontario

BELINDA STRONACH .......................   December 8, 1988                     President and Chief
Aurora, Ontario                                                                 Executive Officer of the Company

FRANK STRONACH .........................   December 10, 1968                    Partner, Stronach & Co
Oberwaltersdorf, Austria                                                        (Consultant)

NAME AND MUNICIPALITY OF RESIDENCE         DIRECTOR SINCE                       PRINCIPAL OCCUPATION
----------------------------------         --------------                       --------------------

FRANZ VRANITZKY ........................   June 11, 1997                        Corporate Director
Vienna, Austria

SIEGFRIED WOLF .........................   March 8, 1999                        Executive Vice-Chairman of the
Weikersdorf, Austria                                                            Company and Chairman of the
                                                                                Supervisory Board of Magna
                                                                                Steyr (Manufacturing)

    (1)  Member of the Audit Committee.
    (2)  Member of the Corporate Governance and Compensation Committee.
    (3)  Lead Director of the Board of Directors.
    (4)  Member of the Environmental Committee.

    All of our directors were elected to their present terms of office by our shareholders at our Annual Meeting of Shareholders held on May 8, 2003. The term of office for each director expires at the conclusion of the next annual meeting of our shareholders. At present, no executive committee of the Board of Directors has been constituted.

    All of the directors held the principal occupations identified above (or another position with the same employer) for not less than five years with the exception of Messrs. Fike, Harris, Richardson, Vranitzky and Muhr. Mr. Fike served as our Vice-Chairman or in other senior capacities with us between October 19, 1994 and January 1999, after which he worked as a consultant for us until January 2000. Prior to that time, Mr. Fike was employed by Ford Motor Company for over 28 years in various engineering, manufacturing and management positions, including as a Ford corporate vice-president, President, Ford Europe and President, Ford Brazil. Mr. Harris was the Premier of Ontario from June 1995 until March 2002 and has acted as a business consultant since that date and as a Senior Business Advisor to Goodmans LLP since October 2002. Mr. Richardson has served as President, RBQ Limited (Investments) since its formation in 1983. Mr. Richardson also served as a director of Gateway Telecom Canada Inc. between March 1999 and December 2000 and as chairman between November 1999 and September 2000. Prior to that, Mr. Richardson served as a consultant for Royal Bank Investment Management Inc. since November 1, 1996, prior to which time he was Vice-Chairman and Director, Richardson Greenshields of Canada Limited. Dr. Vranitzky, in addition to serving in certain advisory capacities, has held the principal occupation above since January 1997, prior to which time he served as the Federal Chancellor of Austria for approximately 11 years. Mr. Muhr has held the principal occupation above since June, 2000, prior to which he was Managing Director, Private Banking at UBS AG commencing February 1, 1999. Prior to that time, he was Chief Operating Officer for Latin America Corporate Finance at Warburg Dillon Read (a division of UBS) for approximately three years. Before joining Warburg Dillon Read, Mr. Muhr worked for Credit Suisse First Boston in several capacities, including serving as the head of its European fixed income trading and sales operations.

    Mr. W. G. Davis resigned as a Director and as Lead Director effective December 23, 2002, after having served as Lead Director since August 1, 1996 and as a member of the Board since June 6, 1985.

                                    OFFICERS

     As at May 8, 2003, our officers consisted of the following persons:


NAME AND MUNICIPALITY OF RESIDENCE                  PRINCIPAL OCCUPATION
----------------------------------                  --------------------

FRANK STRONACH..................................    Chairman of the Board (since November 1971)
Oberwaltersdorf, Austria


BELINDA STRONACH................................    President (since February 2002) and Chief Executive Officer (since
Aurora, Ontario                                     February 2001)


MANFRED GINGL...................................    Executive Vice-Chairman (since May 2002)
Kettleby, Ontario


SIEGFRIED WOLF..................................    Executive Vice-Chairman (since May 2002)
Weikersdorf, Austria


WILLIAM BIGGAR..................................    Executive Vice-President (since November 2001)
Toronto, Ontario

NAME AND MUNICIPALITY OF RESIDENCE                  PRINCIPAL OCCUPATION
----------------------------------                  --------------------

DAVID CARROLL...................................    Executive Vice-President, Marketing and Corporate Planning (since
Toronto, Ontario                                    August 2001)

J. BRIAN COLBURN................................    Executive Vice-President, Special Projects (since May 1992)  and
Toronto, Ontario                                    Secretary (since January 1994)

WERNER CZERNOHORSKY.............................    Executive Vice-President (since May 2002)
Richmond Hill, Ontario

VINCENT J. GALIFI...............................    Executive Vice-President (since September 1996) and Chief Financial
Woodbridge, Ontario                                 Officer (since December 1997)

PETER KOOB......................................    Executive Vice-President, Corporate Development (since May 2002)
Hausen, Germany

MARC NEEB.......................................    Executive Vice-President, Global Human Resources (since January 2003)
Aurora, Ontario

JEFFREY O. PALMER ..............................    Executive Vice-President (since January 2001)
Burlington, Ontario

TOM SKUDUTIS....................................    Executive Vice-President, Operations (since May 2001)
King City, Ontario

CAMERON HASTINGS................................    Vice-President, Core Projects (since January 2002)
Pefferlaw, Ontario

RICHARD C. KING.................................    Vice-President, Finance (since March 2003)
Mississauga, Ontario

ROLAND B. NIMMO.................................    Vice-President, Internal Audit (since September 2002)
Aurora, Ontario

JOHN SIMONETTI..................................    Vice-President, Taxation (since December 1998)
Toronto, Ontario

KEITH STEIN.....................................    Vice-President, Corporate Affairs (since March 1999)
Toronto, Ontario

PATRICK W.D.  McCANN............................    Controller (since May 2002)
Newmarket, Ontario


    All of the officers have held the offices identified above or another office or occupation with us for not less than five years with the exception of Messrs. Biggar, Carroll, Czernohorsky, Gingl, Hastings, King, McCann, Neeb, Nimmo and Palmer. Prior to joining us, Mr. Biggar served as the Executive Vice-President and Chief Financial Officer of Cambridge Shopping Centres Limited from August 1999 to March 2001 and the Senior Vice-President, Investments of Barrick Gold Corporation from April 1996 to January 1999. Prior to August 2001, Mr. Carroll served as the Vice-President, Planning and Corporate Development of Tesma since February 1996. Mr. Czernohorsky served as a consultant to us from 1993 until October 1998 and served in various capacities prior to 1993. Mr. Gingl has served as the President and Chief Executive Officer of Tesma since 1995 and also held various positions with us between January 1981 and November 1992. Mr. Hastings previously served as Assistant General Manager of Cosma's Maple Stamping division since August 1990. Prior to joining us, Mr. King was a partner with the accounting firm Deloitte & Touche LLP from June 2002 to March 2003, prior to which he held various positions with Arthur Andersen LLP from May, 1989, including partner from September, 2000. Prior to joining us in April 1999, Mr. McCann served in various capacities with Ernst & Young LLP from September 1993. Mr. Neeb has held various positions with us since November 1998, prior to which time he was employed as the Chief Administrative Officer (City Manager) for the Town of Aurora since July 1995. Prior to joining us, Mr. Nimmo was a partner at the accounting firm Deloitte & Touche L.L.P. from June 2002 to August 2002, a partner with the accounting firm Arthur Andersen L.L.P. from November 2000 to May 2002 and, prior to November 2000, President of Nimmo Financial Corporation, a consulting firm. Mr. Palmer was employed by us in January 2001, prior to which he was a partner at the law firm of Davies, Ward & Beck LLP since 1985.

    The number and percentage of securities of each class of our voting securities beneficially owned, directly or indirectly, or over which control or direction was exercised by all of our directors and officers as a group (26 persons), was 4,250,003 (approximately 4.5%) of the Class A Subordinate Voting Shares and 930,063 (approximately 84.8%) of the Class B Shares, as at May 8, 2003.

ITEM 8.  CORPORATE CONSTITUTION

    Our Corporate Constitution forms part of our charter documents. The Corporate Constitution defines the rights of our employees and investors to participate in our profits and growth and imposes discipline on our management. The brief description of the principal features of our Corporate Constitution which follows is subject to the detailed provisions of the Corporate Constitution as contained in our charter documents. The description which follows does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Corporate Constitution as contained in our charter documents.

    BOARD OF DIRECTORS

    Our Corporate Constitution requires that a majority of the members of our Board of Directors be individuals who are not also our officers, employees or persons related to our officers or employees.

    EMPLOYEE EQUITY PARTICIPATION AND PROFIT SHARING PROGRAMS

    Our Corporate Constitution requires that 10% of our employee pre-tax profits before profit sharing (as defined in the Corporate Constitution) for each financial year be allocated in that financial year or the immediately following financial year to:

    o the employee equity participation and profit sharing programs and any other profit sharing programs we have established for our employees; and

    o     our defined benefit pension plan (for participating employees).

    Employees of Tesma, Decoma and Intier participate in parallel employee equity participation and profit sharing programs and thus are not eligible to participate in our corporate level program. Members of divisional, automotive systems group and executive management do not participate in these employee equity participation and profit sharing programs. Employees of MEC do not participate in our corporate level employee equity participation and profit sharing program or a parallel program.

    DIVIDENDS; MINIMUM PROFIT PERFORMANCE

    Our Corporate Constitution provides that unless otherwise approved by ordinary resolution of the holders of each of our Class A Subordinate Voting Shares and our Class B Shares, voting as separate classes, the holders of our Class A Subordinate Voting Shares and Class B Shares will be entitled to receive and we will pay, if, as and when declared by our Board of Directors out of funds properly applicable to the payment of dividends, non-cumulative dividends in respect of each financial year so that the aggregate of the dividends paid or payable in respect of such year is:

    o equal to at least 10% of our after-tax profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such year; and

    o on average, equal to at least 20% of our after-tax profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such financial year and the two immediately preceding financial years.


    If at any time our after-tax profits (as defined in the Corporate Constitution) are less than 4% of the average stated capital attributable to our Class A Subordinate Voting Shares and Class B Shares at the beginning and at the end of the financial year in question, for two consecutive financial years or we fail to pay the required dividends described above for a period of two consecutive financial years, the holders of our Class A Subordinate Voting Shares will, until the 4% return is achieved in a succeeding financial year and all required dividends, if any, are paid, have the exclusive right, voting separately as a class, to nominate and elect two directors at the next meeting of our shareholders at which directors are to be elected, such right to increase the number of directors which may be elected to continue for each consecutive two year period. If the 4% return is not achieved or a required dividend is not paid for any two consecutive financial years following the initial two consecutive financial years, then holders of our Class A Subordinate Voting Shares will, until the 4% return is achieved for one financial year and all required dividends are paid, have the exclusive right, voting separately as a class, to nominate and elect two additional directors at the next meeting of shareholders at which directors are to be elected. Once the right of holders of our Class A Subordinate Voting Shares to elect such directors terminates, the directors who had been so elected will nonetheless serve until their successors are duly elected at the next meeting of our shareholders.

    AUTHORIZED SHARE CAPITAL

    Except as otherwise approved by the holders of at least a majority of each of our Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, our Corporate Constitution prohibits:

    o an increase in the maximum number of authorized shares of any class of our capital stock (other than our Class A Subordinate Voting Shares which may be issued in an unlimited amount); and

    o the creation of any new class or series of capital stock having voting rights (other than on default in the payment of dividends) or having rights to participate in our profits (other than securities convertible into existing classes of shares or a class or series of shares having fixed dividends or dividends determined without regard to profits).

    UNRELATED INVESTMENTS

    Unless approved by the holders of at least a majority of each of our Class A Subordinate Voting Shares and Class B Shares, voting as separate classes, our Corporate Constitution prohibits us from making an investment (whether direct or indirect, by means of loan, guarantee, or otherwise) in any "unrelated business" where such an investment, together with the aggregate of all other investments in unrelated businesses on the date in question, exceeds 20% of our "available equity" at the end of the financial quarter immediately preceding the date of investment. For purposes of our Corporate Constitution, the term "unrelated business" means any business that:

    o does not relate to the design, manufacture, distribution or sale of motor vehicles or motor vehicle parts, components, assemblies or accessories;

    o does not utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized or under development by us; or

    o does not involve the provision of products or services to our suppliers and customers, or the provision of products or services similar to those provided by our suppliers and customers from time to time.

    A business will be deemed to cease to be an unrelated business for purposes of our Corporate Constitution if the net profits after tax of such business exceed on average 5% of our aggregate investment in such business for two out of any three consecutive years after the date of such investment. For purposes of our Corporate Constitution, the term "available equity" is defined to mean our total shareholders' equity, less the stated capital of any non-participating preference shares.

    RESEARCH AND DEVELOPMENT

    Our Corporate Constitution requires a minimum of 7% of our pre-tax profits (as defined in the Corporate Constitution) for any financial year to be allocated to research and development during that financial year or the immediately following financial year.

    SOCIAL OBJECTIVES

    Pursuant to our Corporate Constitution, a maximum of 2% of our pre-tax profits (as defined in the Corporate Constitution) for any financial year may be allocated to the promotion of "social objectives" during that financial year or the immediately following financial year. For purposes of our Corporate Constitution, the term "social objectives" means objectives which, in the sole opinion of our executive management, are of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful nature to the communities in which we operate.

    INCENTIVE BONUSES; MANAGEMENT BASE SALARIES

    Our Corporate Constitution provides that aggregate incentive bonuses (which may be paid in cash or in our shares) paid or payable to "corporate management" in respect of any financial year will not exceed 6% of our pre-tax profits before profit sharing (as defined in the Corporate Constitution) for that financial year and that base salaries payable to such management will be comparable to those in industry generally. For purposes of our Corporate Constitution, "corporate management" means our chief executive officer, chief operating officer, chief marketing officer and chief administrative officer and any other employee designated by these persons from time to time to be included within "corporate management".

ITEM 9.  ADDITIONAL INFORMATION

    Additional information, including directors' and executive officers' compensation and indebtedness, principal holders of our securities, shareholder performance review graph, report on corporate governance, the report on executive compensation by our corporate governance, human resource and compensation committee, interests of insiders in material transactions and other matters, where applicable, is contained in our Management Information Circular/Proxy Statement dated April 2, 2003 for our most recent annual meeting of shareholders. Additional financial information is provided in our consolidated financial statements as at and for the three-year period ended December 31, 2002.

    Any person may obtain copies of the following documents upon request from our Secretary, c/o Magna International Inc., 337 Magna Drive, Aurora, Ontario, L4G 7K1:

    (a) when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities,

         (i)  one copy of this Annual Information Form;

        (ii) one copy of our Annual Report to Shareholders for the Year Ended December 31, 2002, which contains the following items:

              - the "Management's Discussion and Analysis of Results of Operations and Financial Condition", which is the only item incorporated by reference into this Annual Information Form; and

              - our financial statements as at and for the three-year period ended December 31, 2002;

       (iii) one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed financial year;

        (iv) one copy of our Management Information Circular/Proxy Statement dated April 2, 2003; and

         (v) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under (i) to (iv) above; or

    (b) at any other time, one copy of any of the documents referred to in
        (a)(i) to (iv) above, provided that we may require payment of a reasonable charge for such copy if the request is made by a person who is not one of our security holders.

                                   SCHEDULE A
                                  SUBSIDIARIES

The following is a list of our principal subsidiaries as at December 28, 2002 and their respective jurisdictions of incorporation. The current corporate names of these subsidiaries are identified below. Parent/subsidiary relationships are identified by indentations. The percentages of the votes attached to all voting securities, and of each class of non-voting securities, owned by us or over which control or direction is exercised by us is indicated. Subsidiaries not shown individually each represent less than 10% of our total consolidated revenues and total consolidated assets and, if considered in the aggregate as a single subsidiary, represent less than 20% of our total consolidated revenues and total consolidated assets.


                                                                                     VOTING SECURITIES    JURISDICTION OF
                                                                                                           INCORPORATION
                                                                                     ------------------------------------
Cosma America Holdings Inc.                                                                100%         Delaware

     Cosma International of America, Inc.                                                  100%         Michigan

         Vehma International of America, Inc.                                              100%         Delaware

             Magna Steyr of America, Inc.                                                  100%         Delaware

             Magna Reflex of America, Inc.                                                 100%         Delaware

                  Magna Mirror Systems Inc.                                                100%         Michigan

Magna Structural Systems Inc.                                                              100%         Ontario

Formex Automotive Industries S.A. de C.V.                                                  100%         Mexico

Magna Steyr Investments S.A.                                                               100%         Belgium

     Magna Steyr Metalforming AG                                                           100%         Austria

         Magna Steyr AG & Co. KG                                                           100%         Austria

                  Magna Steyr Powertrain AG                                                100%         Austria

                  Magna Steyr Fahrzeugtechnik AG & Co. KG                                  100%         Austria

Donnelly Corporation                                                                       100%         Michigan

     Information Products, Inc.                                                            100%         Michigan

     Donnelly Electronics, Inc.                                                            100%         Michigan

     Donnelly de Mexico S.A. de C.V.                                                       100%         Michigan

     Donnelly EuroGlas Systems SARL                                                        100%         France

     Donnelly Mirrors Limited                                                              100%         Ireland

     Donnelly Holding GmbH                                                                 100%         Germany

     Donnelly Hohe GmbH & Co. KG                                                          66.67%        Germany

Bestop, Inc.                                                                              60%(1)        Delaware

New Magna Investments S.A.                                                                 100%         Belgium

     Magna International Stanztechnik GmbH                                                 100%         Germany

     Magna Cartech spol, s.r.o.                                                            100%         Czech Rep.

     Magna Auteca AG                                                                       100%         Austria

     Magna Reflex Holding GmbH                                                             100%         Germany

                                                                                     VOTING SECURITIES    JURISDICTION OF
                                                                                                           INCORPORATION
                                                                                     ------------------------------------
1305272 Ontario Inc.                                                                       100%         Ontario

     1276703 Ontario Inc.                                                                  100%         Ontario

     1346457 Ontario Inc.                                                                  100%         Ontario

     MI Developments Inc.                                                                  100%         Ontario

     MI Developments (America) Inc.                                                        100%         Delaware

     MI Developments Austria AG                                                            100%         Austria

     Magna Europa Liegenschaftsverwaltungs GmbH                                            100%         Austria

         Magna Eybl Liegenschaftsverwaltungs AG                                            100%         Austria


DECOMA INTERNATIONAL INC.                                                            41.3% Class A(2)   Ontario
                                                                                      100% Class B(2)

     Decoma International Corp.                                                            100%         Ontario

     Decoma U.S. Holdings Inc.                                                             100%         Delaware

         Decoma International of America, Inc.                                             100%         Delaware

             Lexamar Corporation                                                           100%         Delaware

             Decoma America Holdings Inc.                                                  100%         Delaware

             Norplas Industries Inc.                                                       100%         Delaware

             Conix Corporation                                                             100%         Delaware

                  Nascote Industries, Inc.                                                 100%         Delaware

             Autosystems America Inc.                                                      100%         Delaware

             Decoma Systems Integration Group Inc.                                         100%         Delaware

             Modular Automotive Systems L.L.C.                                              40%         Michigan

     Decoplas S.A. de C.V.                                                                 100%         Mexico

     Decoma Automotive Holding N.V.                                                        100%         Belgium

         Decoma Exterior Systems Holding (Germany) GmbH                                    100%         Germany

             Decoma Exterior Systems GmbH                                                  100%         Germany

             Decoma Germany GmbH                                                           100%         Germany

                  Decoma U.K. Limited                                                      100%         United Kingdom

                  Decoma Exterior Systems U.K. Limited                                     100%         United Kingdom

                  Decotrim Industries S.A.                                                 100%         Belgium

                  Belplas Industries N.V.                                                  100%         Belgium

             Decoma Decotech GmbH                                                          100%         Germany

             Decoma Exterior Systems (Poland) Sp. z.o.o.                                   100%         Poland

                                                                                     VOTING SECURITIES    JURISDICTION OF
                                                                                                           INCORPORATION
                                                                                     ------------------------------------
TESMA INTERNATIONAL INC.                                                              NIL Class A(2)    Ontario
                                                                                      100% Class B(2)

     Litens Automotive Partnership                                                         76.8%        Ontario

         836112 Ontario Inc.                                                               100%         Ontario

             LATCO AG                                                                      100%         Switzerland

                  Atech Vertriebs GmbH                                                     100%         Germany

             Litens Automotive of America, Inc.                                            100%         Delaware

             Litens Automotive do Brasil Ltda.                                             100%         Brazil

             Litens Automotive (Korea) Inc.                                                100%         South Korea

             Litens Holdings (Bermuda) Limited                                             100%         Bermuda

                  Litens Holdings Verwaltungs GmbH                                         100%         Germany

                  Litens Holdings GmbH & Co. KG                                            100%         Germany

                           Litens Automotive GmbH                                          100%         Germany

                           Litens Automotive s.r.l.                                        100%         Italy

     857531 Ontario Inc.                                                                   100%         Ontario

     Tesma International (Barbados) Inc.                                                   100%         Barbados

     Tesma International of America, Inc.                                                  100%         Delaware

     Tesma Europa GmbH                                                                     100%         Germany

     Tesma Motoren-und Getriebstechnik Ges.m.b.H.                                          100%         Austria

     HAC Corporation                                                                       100%         South Korea

     Eralmetall Verwaltungs GmbH                                                           100%         Germany

     Eralmetall GmbH & Co. KG                                                              100%         Germany
     STT Technologies Inc.                                                                  75%         Ontario

INTIER AUTOMOTIVE INC.                                                                NIL Class A(2)    Ontario
                                                                                      100% Class B(2)

     Intier Automotive Closures Inc.                                                       100%         Ontario

     Intier Automotive of America Holdings, Inc.                                           100%         Delaware

         Intier Automotive Seating of America, Inc.                                        100%         Delaware

     Intier Automotive Interiors of America, Inc.                                          100%         Delaware

     Intier Investments S.A.                                                               100%         Belgium

         Intier Automotive Holding (Austria) GmbH                                          100%         Austria

                  Intier Automotive Eybl GmbH                                              100%         Austria

                           Intier Automotive Eybl GmbH (Ebergassing) & Co. OHG

         Intier (Germany) Holding GmbH                                                     100%         Germany

                  Intier Automotive (Eybl) Interiors GmbH                                  100%         Germany

                  Intier Automotive (Eybl) Germany GmbH                                    100%         Germany

                  Intier Automotive Naher GmbH                                             100%         Germany

                  Intier Automotive Seating (Germany) GmbH                                 100%         Germany

         Intier Automotive Holding (U.K.) Limited                                          100%         United Kingdom

                  Intier Automotive Interiors Limited                                      100%         United Kingdom

                  Intier Automotive Seating Limited                                        100%         United Kingdom



     Intier Automotive Closures S.p.A.                                                      99%         Italy

                                                                                     VOTING SECURITIES    JURISDICTION OF
                                                                                                           INCORPORATION
                                                                                     ------------------------------------
MAGNA ENTERTAINMENT CORP.                                                              9% Class A(2)    Delaware
                                                                                      100% Class B(2)

     The Santa Anita Companies, Inc.                                                       100%         Delaware

         Los Angeles Turf Club, Inc.                                                       100%         California

     Gulfstream Park Racing Association, Inc.                                              100%         Florida

     Pacific Racing Association                                                            100%         California

     MEC Land Holdings (California) Inc.                                                   100%         California

     Remington Park, Inc.                                                                  100%         Oklahoma

     Thistledown, Inc.                                                                     100%         Ohio

     MEC Holdings (USA) Inc.                                                               100%         Delaware

     Bay Meadows Operating Company LLC                                                     100%         Delaware

     Racetrack Holdings, Inc.                                                              100%         Delaware

         MEC Lone Star, L.P.                                                               100%         Delaware

     XpressBet, Inc.                                                                       100%         Delaware

     MEC Media Distribution Corp.                                                          100%         Delaware

         HorseRacing TV, Inc.                                                              100%         Delaware

     MEC Holdings (Canada) Inc.                                                            100%         Ontario

     Fontana Beteiligungs AG                                                               100%         Austria

     MEC Projecktentwicklungs AG                                                           100%         Austria

         MEC Grundstucksentwicklungs GmbH                                                  100%         Austria


(1) The remaining voting securities are owned by Decoma International Inc.
(2) "Class A" means Class A Subordinate Voting Shares and "Class B" means Class B Shares, except in the case of Magna Entertainment Corp., with respect to which "Class A" means Class A Subordinate Voting Stock and "Class B" means Class B Stock. Figures represent the total equity interest, which is not necessarily indicative of voting control.